UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
(Amendment No. 1)

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☐	Soliciting Material Pursuant to Section 240.14a-12

ILLUMINA, INC.
(Name of Registrant as Specified In Its Charter)
CKH ACQUISITION CORPORATION ROCHE HOLDING LTD
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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ROCHE HOLDING LTD
Grenzacherstrasse 124
CH-4070 Basel, Switzerland

Dear Illumina Stockholders:

        On January 27, 2012, CKH Acquisition Corporation, an indirect wholly owned subsidiary of Roche Holding Ltd, commenced a tender offer to purchase all of the outstanding shares of common stock of Illumina, Inc. ("Illumina") for $44.50 per share in cash, which represents:

  •
  a 64% premium to Illumina's closing stock price on December 21, 2011, the day before market rumors about a potential deal involving the companies drove Illumina's stock price significantly higher;

  •
  a 61% premium to the one-month historical average of Illumina's stock price as of December 21, 2011;

  •
  a 43% premium to the three-month historical average of Illumina's stock price as of December 21, 2011; and

  •
  an 18% premium to the last reported sales price of Illumina's stock reported on the NASDAQ Global Select Market on January 24, 2012, the last full trading day before the announcement of our intention to commence the tender offer.

        We are sending you the enclosed proxy statement and the accompanying GOLD proxy card because we are soliciting proxies from Illumina's stockholders to be used at the 2012 annual meeting of stockholders of Illumina to be held on [                  ], 2012 (including any adjournment or postponement thereof). At the 2012 annual meeting, we will seek to elect a slate of independent directors, including independent directors to fill two newly created directorships that would result from our proposed expansion of Illumina's board of directors. Those independent directors would comprise a majority of Illumina's board of directors, and we believe they will act in your best interests to maximize stockholder value. To achieve this goal, we are soliciting proxies to take the following actions:

  •
  to elect four independent candidates nominated by us to fill the seats of the incumbent directors whose terms expire at the 2012 annual meeting;

  •
  to amend Illumina's bylaws to increase the size of the board of directors by two members from nine directors to eleven directors;

  •
  to amend Illumina's bylaws to authorize only stockholders to fill newly created directorships on the board of directors;

  •
  to elect two independent candidates nominated by us to fill the newly created directorships on the board of directors that would result from the approval of our proposal to amend Illumina's bylaws to expand the size of the board of directors; and

  •
  to amend Illumina's bylaws to repeal any amendments to the bylaws that were adopted by the board of directors without stockholder approval after April 22, 2010 (the date of the last publicly disclosed amendment to Illumina's bylaws).

        If we are successful, the result will be that Illumina will have a board of directors with eleven members, of whom six will be independent directors nominated by us.

        We are seeking your support for these measures because we believe that the current directors have failed to act in the best interests of you, the Illumina stockholders. Specifically, to date the incumbent directors have remained unwilling to engage in any meaningful discussions with us regarding a possible business combination transaction despite our willingness to offer a substantial price for the company. At the same time, the board of directors has adopted and refused to remove structural impediments to our tender offer (including Illumina's stockholder rights plan or "poison pill"), which effectively prevent you from having the opportunity to decide for yourselves whether to accept our tender offer and sell your shares to us without the approval of the board of directors. We believe that you are entitled to have a board of directors that will, consistent with its fiduciary duties, exercise independent judgment, act in your best interests and promptly explore all alternatives for maximizing stockholder value.

        We have nominated the independent candidates and selected the alternate nominees named in this proxy statement based upon their qualifications to be independent directors of Illumina. Except as disclosed in our proxy statement, none of the candidates nominated by us nor the alternate nominees has any material relationship or agreement with us or our affiliates. We invite you to review their qualifications.

        We believe that, if elected, these candidates will exercise their independent judgment in accordance with the fiduciary duties imposed by law in all matters that come before Illumina's board of directors and will act in your best interests and promptly explore all alternatives for maximizing stockholder value, which may include selling Illumina to us, selling Illumina to a third party or remaining independent.

        We urge you to send a strong message to Illumina that you want a board of directors that will exercise independent judgment, act in your best interests and promptly explore all alternatives for maximizing stockholder value. We believe that the only way to send that message is by voting to elect the independent candidates named in our proxy statement and in favor of our other proposals.

        Whether or not you plan to attend the 2012 annual meeting, we urge you to vote for the election of the independent candidates nominated by us and in favor of our other proposals by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope today. We urge you NOT to sign or return any proxy card sent to you by the board of directors of Illumina. If you have previously signed a proxy card sent to you by the board of directors of Illumina, you can revoke that proxy and vote for the election of the independent candidates nominated by us and in favor of our other proposals by signing, dating and returning the enclosed GOLD proxy card in the enclosed postage-paid envelope.

        Remember, if your shares of Illumina common stock are held through a brokerage firm or bank, only it can exercise voting rights with respect to your shares and only upon receipt of instructions from you. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to vote your shares for the election of the independent candidates nominated by us and in favor of our other proposals.

        If you have any questions or require any assistance in executing or delivering your proxy, please call our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 (toll free) or (212) 929-5500 (collect); you may also contact MacKenzie Partners via email at Illumina@mackenziepartners.com.

                      Sincerely,

                      Dr. Franz B. Humer
                      Chairman, Roche Holding Ltd

March [    ], 2012

PRELIMINARY COPY—SUBJECT TO COMPLETION
DATED MARCH 2, 2012

2012 ANNUAL MEETING OF STOCKHOLDERS
OF
ILLUMINA, INC.

PROXY STATEMENT
OF
CKH ACQUISITION CORPORATION
ROCHE HOLDING LTD

        This proxy statement is furnished by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland ("Parent"), and its indirect wholly owned subsidiary, CKH Acquisition Corporation, a Delaware corporation ("CKH"), in connection with the solicitation of GOLD proxies to be used at the 2012 annual meeting of stockholders of Illumina, Inc., a Delaware corporation ("Illumina"), and at any adjournments or postponements thereof (the "2012 Annual Meeting"). References to "Roche", "we", "us" or "our" refer to Parent and/or CKH, as the context requires. Pursuant to this proxy statement, we are soliciting proxies from the holders of Illumina's common stock to take the following actions:

  •
  to elect four independent candidates nominated by us to fill the seats of the incumbent directors whose terms expire at the 2012 Annual Meeting;

  •
  to amend Illumina's bylaws to increase the size of the board of directors by two members from nine directors to eleven directors;

  •
  to amend Illumina's bylaws to authorize only stockholders to fill newly created directorships on the board of directors;

  •
  to elect two independent candidates nominated by us to fill the newly created directorships on Illumina's board of directors that would result from the approval of our proposal to amend Illumina's bylaws to expand the size of the board of directors; and

  •
  to amend Illumina's bylaws to repeal any amendments to the bylaws that were adopted by the board of directors without stockholder approval after April 22, 2010 (the date of the last publicly disclosed amendment to Illumina's bylaws).

        Illumina has announced that the 2012 Annual Meeting will be held at [place], on [                        ], 2012 at [time]. Illumina has fixed the close of business on [                        ], 2012 as the record date for determining the Illumina stockholders who will be entitled to vote at such meeting.

        This proxy statement and the enclosed GOLD proxy card will first be sent or given to Illumina's stockholders on or about [                        ], 2012. Illumina's principal executive offices are located at 5200 Illumina Way, San Diego, CA 92122.

        This solicitation is being made by Roche and not on behalf of the board of directors of Illumina.

        After unsuccessful efforts by Roche to engage in meaningful discussions with Illumina about a possible business combination, CKH commenced a tender offer on January 27, 2012 to purchase all of the outstanding shares of Illumina's common stock together with the associated preferred stock purchase rights (which collectively are referred to as the "shares") for $44.50 per share in cash, which represents a 64% premium to Illumina's closing stock price on December 21, 2011, the day before market rumors about a potential deal involving the companies drove Illumina's stock price significantly higher, a 61% premium to the one-month historical average of Illumina's stock price and a 43% premium to the three-month historical average of Illumina's stock price, both as of December 21, 2011, and an 18% premium to the last reported sales price of the shares reported on the NASDAQ Global Select Market on January 24, 2012, the last full trading day before the announcement of our intention to commence the tender offer.

        The tender offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated January 27, 2012 (as amended or supplemented, the "Offer to Purchase") and the related letter of transmittal (which collectively constitute the "Tender Offer").

        We currently intend, as soon as practicable after consummation of the Tender Offer, to seek to have Illumina consummate a merger of Illumina and CKH (or one of its affiliates) (which is referred to as the "Proposed Merger"), pursuant to which all of the shares of Illumina's common stock (other than shares held by Parent, Parent's subsidiaries and any holders who have properly exercised their appraisal rights) will be converted into the right to receive the price per share paid in the Tender Offer. The purpose of the Tender Offer and the Proposed Merger is for us to acquire control of, and the entire equity interest in, Illumina. For a complete description of the terms of the Tender Offer, including conditions of the Tender Offer and certain federal income tax consequences of the Tender Offer, Illumina stockholders are referred to the Offer to Purchase.

        We have timely delivered advance notice to Illumina regarding our intent to nominate individuals for election as directors and to propose the other business described herein at the 2012 Annual Meeting in accordance with Illumina's bylaws.

IMPORTANT

        Election of the independent candidates nominated by us and approval of our other proposals is, in our view, an important step in ensuring that you have a board of directors that we believe will, consistent with its fiduciary duties, exercise independent judgment, act in your best interests and promptly explore all alternatives for maximizing stockholder value, which may include selling Illumina to us, selling Illumina to a third party or remaining independent.

        We are not soliciting proxies to approve a sale transaction involving Illumina. Except for the Tender Offer and the Proposed Merger, we do not have any specific plans regarding a sale of Illumina. Your vote for the election of the independent candidates nominated by us and in favor of our other proposals does not obligate you to tender your shares. However, if you want to receive the cash price to be paid for shares pursuant to the Tender Offer, you should tender your shares and all conditions to the Tender Offer must be satisfied or waived. This proxy statement is neither a request for the tender of shares nor an offer with respect thereto. The Tender Offer is made only by means of the Offer to Purchase and the related letter of transmittal.

        If you have already sent a proxy to the Illumina board of directors, you may revoke that proxy and vote for the election of the independent candidates nominated by us and in favor of our other proposals by signing, dating and mailing the enclosed GOLD proxy card.

        If you have any questions or require any assistance in executing or delivering your proxy, please contact:

105 Madison Avenue
New York, New York 10016

Call Collect: (212) 929-5500
or
Toll-Free: (800) 322-2885

Email: Illumina@mackenziepartners.com

QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

Who is making this proxy solicitation?

        The solicitation is made by Roche—Parent and CKH. Parent is a holding company that, through its subsidiaries, engages primarily in the development, manufacture, marketing and sales of pharmaceuticals and diagnostics and is one of the world's leading research-based health care groups active in the discovery, development, manufacture and marketing of pharmaceuticals and diagnostics.

        CKH, an indirect wholly owned subsidiary of Parent, was organized to make the Tender Offer and to engage in certain related activities and has not engaged in any activities other than in connection with the Tender Offer and this proxy solicitation. As of the record date for the 2012 Annual Meeting, CKH was the beneficial owner of 100 shares of Illumina's common stock.

        Under the rules of the SEC, the independent candidates nominated by us are deemed to be participants in the solicitation. Please see the sections titled "The Independent Candidates and the Alternate Nominees" and Annex A for additional information regarding our nominees.

        For information regarding directors, officers and employees of Roche who may assist in the solicitation of proxies, please see Annex B.

Why are you soliciting my proxy?

        We are soliciting proxies to elect a slate of independent directors, including independent directors to fill two newly created directorships that would result from our proposed expansion of Illumina's board of directors, who will together comprise a majority of Illumina's board of directors because we believe that the incumbent board of directors has failed to act in your best interests. Specifically, to date the incumbent directors have remained unwilling to engage in any meaningful discussions with us regarding a possible business combination transaction despite our willingness to offer a substantial price for the company. At the same time, the board of directors has adopted and refused to remove structural impediments to the Tender Offer (including Illumina's stockholder rights plan or "poison pill"), which effectively prevent you from having the opportunity to decide whether to accept the Tender Offer and sell your shares to us. We believe you are entitled to have a board of directors that will, consistent with its fiduciary duties, exercise independent judgment, act in your best interests and promptly explore all alternatives for maximizing stockholder value. These alternatives may include selling Illumina to us, selling Illumina to a third party or remaining independent.

        For a more complete description of the reasons we are asking for your proxy, please see "Reasons to Vote for the Independent Candidates and Our Other Proposals."

For what are you asking me to vote?

        In order to elect a slate of independent directors who would comprise a majority of Illumina's board of directors and who we believe will act in your best interests to maximize stockholder value, we are asking for your proxy to vote in favor of the five proposals listed below:

  •
  Proposal 1—to elect four independent candidates nominated by us to fill the seats of the incumbent directors whose terms expire at the 2012 Annual Meeting.

  •
  Proposal 4—to amend Illumina's bylaws to increase the size of the board of directors by two members from nine directors to eleven directors.

  •
  Proposal 5—to amend Illumina's bylaws to authorize only stockholders to fill newly created directorships on the board of directors.

  •
  Proposal 6—to elect two independent candidates nominated by us to fill the newly created directorships on Illumina's board of directors that would result from the approval of Proposal 2.

  •
  Proposal 7—to amend Illumina's bylaws to repeal any amendments to the bylaws that were adopted by the board of directors without stockholder approval after April 22, 2010 (the date of the last publicly disclosed amendment to Illumina's bylaws).

        For the convenience of Illumina's stockholders, we have numbered the proposals referred to in this proxy statement to conform to the numbering used by Illumina in its own proxy statement.

        For a more complete description of the proposals for which we are asking you to grant us a proxy, please see "Our Proposals."

        We urge you to return the GOLD proxy card and vote for the election of the independent candidates nominated by us to fill the board seats up for election with regard to Proposal 1 and Proposal 6 and in favor of Proposals 4, 5 and 7 to amend Illumina's bylaws.

What other matters are before the Illumina stockholders at the 2012 Annual Meeting?

        At the 2012 Annual Meeting, stockholders will also be asked to consider the following matters:

  •
  Proposal 2—ratification of the appointment of Ernst & Young LLP as Illumina's independent registered public accounting firm.

  •
  Proposal 3—advisory vote to approve Illumina's executive compensation.

        We have no recommendation with respect to Proposal 2 or Proposal 3.

Who are you nominating for election to Illumina's board of directors?

        We have nominated the following four individuals for election to fill the seats of the incumbent directors whose terms expire at the 2012 Annual Meeting: Bary Bailey, Dwight Crane, Ph.D., Michael Griffith and Jay Hunt.

        In addition, we have nominated the following two individuals to fill the newly created directorships on Illumina's board of directors that would result from the approval of Proposal 4: Earl (Duke) Collier, Jr. and David Dodd.

        We have nominated the independent candidates named above based upon their qualifications to be independent directors of Illumina. Each candidate has a proven track record of accomplishment in his areas of expertise and satisfies the criteria for being an independent director of Illumina. Except as disclosed in this proxy statement, none of the candidates nominated by us has any material relationship or agreement with us or our affiliates. We invite you to review their qualifications described herein.

Who are the alternate nominees for election to Illumina's board of directors?

        We do not expect that any of the independent candidates nominated by us will be unable to stand for election or to serve as a director, but if any vacancy in the slate of the candidates nominated by us, including the candidates nominated to fill the newly created directorships on Illumina's board of directors that would result from the approval of Proposal 4, occurs for any reason, we reserve the right to nominate, in substitution for any such independent candidate, one or more of the following alternate nominees: James Berges, John Gilly, Ph.D., Jack Kaye, Jonathan Macey, Ph.D. (h.c.), and Michael Wyzga.

        We have chosen the alternate nominees named above based upon their qualifications to be independent directors of Illumina. Each alternate nominee has a proven track record of accomplishment in his areas of expertise and satisfies the criteria for being an independent director of

Illumina. Except as disclosed in this proxy statement, none of the alternate nominees has any material relationship or agreement with us or our affiliates. We invite you to review their qualifications described herein.

If the independent candidates nominated by you are elected, what actions will they take?

        We believe that, if elected, the independent candidates nominated by us will exercise their independent judgment in accordance with the fiduciary duties imposed by law in all matters that come before the board of directors and will act in your best interests and promptly explore all alternatives for maximizing stockholder value, which may include selling Illumina to us, selling Illumina to a third party or remaining independent.

How does my vote affect the Tender Offer?

        Even if the Illumina stockholders elect the independent candidates nominated by us and approve our other proposals, we do not intend to purchase shares pursuant to the Tender Offer unless the conditions to the Tender Offer are either satisfied or waived.

        We are not soliciting proxies to approve a sale transaction involving Illumina. Except for the Tender Offer and the Proposed Merger, we do not have any specific plans regarding a sale of Illumina. Your vote for the election of the independent candidates nominated by us and in favor of our other proposals does not obligate you to tender your shares. However, if you want to receive the cash price to be paid for the shares pursuant to the Tender Offer, you must tender your shares and all conditions to the Tender Offer must be satisfied or waived.

What needs to happen to complete the Tender Offer?

        Certain conditions need to be met in order for us to complete the Tender Offer, including:

  •
  Illumina stockholders must validly tender and not withdraw on or prior to the expiration of the Tender Offer a number of shares (together with the associated preferred stock purchase rights) which, together with the shares owned by Parent and its subsidiaries (including us), represents at least a majority of the total number of shares outstanding on a fully diluted basis.

  •
  The board of directors of Illumina must redeem the preferred stock purchase rights, or "poison pill", associated with the shares or we must be satisfied, in our reasonable discretion, that these rights have been invalidated or are otherwise inapplicable to the Tender Offer and the Proposed Merger.

  •
  We must be satisfied, in our reasonable discretion, that the anti-takeover provisions of Section 203 of the Delaware General Corporation Law are inapplicable to the Proposed Merger.

  •
  Illumina must not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing, in our reasonable discretion, our ability to acquire Illumina or otherwise diminishing the expected value to us of the acquisition of Illumina.

        When all of these conditions and the other conditions set forth in the Offer to Purchase are either satisfied or waived, we will complete the Tender Offer. These conditions are fully described in the Offer to Purchase previously sent to Illumina stockholders.

If I vote for the election of the independent candidates nominated by you and in favor of your other proposals, am I agreeing to the sale of Illumina to Roche?

        No. Your vote for the election of the independent candidates nominated by us and in favor of our other proposals does not obligate you to tender your shares or constitute your agreement with respect to a business combination between Illumina and us. Your vote for the election of the independent candidates nominated by us and in favor of our other proposals simply indicates your support for electing a majority of independent directors who we believe will act in your best interests to explore all alternatives for maximizing stockholder value.

Who can vote at the 2012 Annual Meeting?

        Illumina has announced that the close of business on [            ], 2012 has been fixed as the record date for determining the Illumina stockholders entitled to vote at the 2012 Annual Meeting. Accordingly, if you own shares at the close of business on [            ], 2012, you have the right to vote on all matters presented for stockholder action at the 2012 Annual Meeting.

        Many Illumina stockholders hold their shares through a broker, dealer, commercial bank, trust company or other nominee, rather than directly in their own name. As summarized below, there are distinctions between shares held of record and those owned beneficially:

  •
  Stockholder of Record—If your shares are registered directly in your name with Illumina's transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record of those shares. As the stockholder of record, you can submit your voting instructions by mail, telephone or the Internet as described on the enclosed GOLD proxy card.

  •
  Beneficial Owner—If your shares are held by a broker, dealer, commercial bank, trust company or other nominee, you are considered the beneficial owner of shares held in "street name." In order for those shares to be voted at the 2012 Annual Meeting, you must provide your broker, dealer, commercial bank, trust company or other nominee instructions to vote your shares. Please follow the instructions provided by your broker, dealer, commercial bank, trust company, or other nominee to direct them how to vote your shares at the 2012 Annual Meeting.

What constitutes a quorum?

        A quorum is the minimum number of shares that must be present in order to take action at a stockholder meeting. Under Illumina's bylaws, a quorum will be present if holders of a majority of the stock issued and outstanding and entitled to vote on a matter at the 2012 Annual Meeting are present in person or represented by proxy at the 2012 Annual Meeting. Both abstentions and broker non-votes will be counted as present for the purpose of calculating whether a quorum is present at the 2012 Annual Meeting.

What is the vote required to elect the independent candidates nominated by you and to approve your other proposals?

        Assuming a quorum is present at the 2012 Annual Meeting, the vote described below is required for the election of the independent candidates nominated by us and the approval of our other proposals:

  •
  The four candidates for election to hold office until the 2015 annual meeting of Illumina stockholders who receive the most affirmative votes will be elected.

  •
  Proposal 4 to amend the bylaws to increase the size of the board of directors by two members from nine directors to eleven directors requires the affirmative vote of 66 2/3% of the outstanding shares.

  •
  Proposal 5 to amend the bylaws to authorize only stockholders to fill newly created directorships on the board of directors requires the affirmative vote of a majority of the shares present in person or represented by proxy at the 2012 Annual Meeting and entitled to vote thereon.

  •
  Proposal 6 to elect two independent candidates nominated by us to fill the newly created directorships on the board of directors that would result from the approval of Proposal 4 is conditioned on the approval of Proposal 4. If Proposal 4 and Proposal 5 are approved, the election of each of the candidates nominated by us pursuant to Proposal 6 requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote thereon. If Proposal 4 is approved but Proposal 5 is not approved, the two candidates nominated to fill the newly created directorships on the board of directors that would result from the approval of Proposal 4 who receive the most affirmative votes will be elected to the board of directors.

  •
  Proposal 7 to amend the bylaws to repeal any amendments to the bylaws that were adopted by the board of directors without stockholder approval after April 22, 2010 requires the affirmative vote of a majority of the shares present in person or represented by proxy at the 2012 Annual Meeting and entitled to vote thereon.

        What should I do to vote for the election of the independent candidates nominated by you and in favor of your other proposals?

        You can vote your shares for the election of the independent candidates nominated by us and in favor of our other proposals in one of four ways:

        By Telephone.    Submit a proxy by telephone by following the voting instructions on the enclosed GOLD proxy or voting instruction card. Your telephone vote authorizes the proxies to vote your shares in the same manner as if you had signed and returned a GOLD proxy card or voting instruction card.

        By Internet.    Submit a proxy by Internet by following the voting instructions on the enclosed GOLD proxy or voting instruction card. Internet voting procedures are designed to authenticate your identity, allow you to have your shares voted and confirm that your instructions have been properly recorded. Your submission of a proxy by Internet authorizes the proxies to vote your shares in the same manner as if you had signed and returned a GOLD proxy card or voting instruction card.

        By Mail.    Sign, date and promptly mail the enclosed GOLD proxy or voting instruction card in the enclosed postage-paid envelope.

        In Person.    Written ballots should be available from Illumina at the 2012 Annual Meeting. If Illumina does not provide a ballot that includes our proposals, we will provide a form of ballot to the independent inspector for the inspector to distribute at the 2012 Annual Meeting on our behalf. Nonetheless, to ensure that your shares are represented, we urge you to submit a proxy in advance of the 2012 Annual Meeting by promptly returning the GOLD proxy card by mail or by telephone or the Internet. You may always attend the 2012 Annual Meeting and vote in person if you wish. However, stockholders who have mailed GOLD proxy cards or transmitted their voting instructions by telephone or the Internet and who also attend the 2012 Annual Meeting do not need to vote again unless they wish to revoke their proxy and change their vote. Stockholders whose shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee must obtain a legal proxy, executed in such stockholder's favor, from the nominee in order for such stockholders to vote their shares in person at the 2012 Annual Meeting. Please contact our proxy solicitor, MacKenzie Partners, Inc., if you have questions or need assistance in obtaining a legal proxy. If you plan to attend the 2012 Annual Meeting in person, please carefully note the procedures for admission to the 2012 Annual Meeting that Illumina has set forth in its proxy statement.

        We urge you NOT to sign or return Illumina's WHITE proxy card or otherwise provide proxies sent to you by Illumina, even as a protest vote. If you have already done so, you may revoke your previously signed proxy by signing and returning a later dated GOLD proxy card in the enclosed postage-paid envelope, by submitting a proxy by telephone or the Internet (instructions appear on your GOLD proxy card) or by delivering a written notice of revocation to Roche, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or to the Secretary of Illumina. Only your latest dated proxy or your vote in person at the 2012 Annual Meeting will be counted.

        Illumina stockholders as of the close of business on the record date are urged to submit a GOLD proxy card even if their shares were sold after the record date.

If my shares are held in "street name" by my broker, dealer, commercial bank, trust company or other nominee, will they vote my shares for me?

        Your broker, dealer, commercial bank, trust company or other nominee will not vote your shares on your behalf with respect to our proposals unless you provide instructions on how to vote. You should follow the instructions set forth in the voting instruction card regarding how to instruct your broker, dealer, commercial bank, trust company or other nominee to vote your shares on each of our proposals.

        Without your voting instructions, your shares will not be voted for the election of the independent directors nominated by us and in favor of our other proposals. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to vote your shares for the election of the independent candidates nominated by us and in favor of our other proposals. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Roche, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

Whom should I call if I have questions about the solicitation?

        Please call our proxy solicitor MacKenzie Partners, Inc. toll free at (800) 322-2885 or collect at (212) 929-5500; you may also contact MacKenzie Partners via email at Illumina@mackenziepartners.com.

THE INDEPENDENT CANDIDATES AND THE ALTERNATE NOMINEES

        At the 2012 Annual Meeting, we will propose that Bary Bailey, Dwight Crane, Ph.D., Michael Griffith and Jay Hunt be elected as directors to fill the seats of the incumbent directors whose terms expire at the 2012 Annual Meeting. If elected, each of these nominees will hold office until the 2015 annual meeting of Illumina stockholders and a successor is elected and qualified or until his death, resignation or removal. At the 2012 Annual Meeting, we will also propose that Earl (Duke) Collier, Jr. and David Dodd be elected to fill the newly created directorships on the board of directors that would result from the approval of Proposal 4. If elected, Earl (Duke) Collier, Jr. will hold office until the 2013 annual meeting of Illumina stockholders and a successor is elected and qualified or until his death, resignation or removal, and David Dodd will hold office until the 2014 annual meeting of Illumina stockholders and a successor is elected and qualified or until his death, resignation or removal. There is no assurance that Illumina's nominees will serve if elected with any of the independent candidates nominated by us.

        Each of the independent candidates nominated by us and the alternate nominees has agreed to be named in this proxy statement and to serve as a director of Illumina, if elected. We do not expect that any of the independent candidates nominated by us will be unwilling or unable to stand for election or to serve as a director, but if any vacancy in the slate of the candidates nominated by us, including the candidates nominated to fill the newly created directorships on Illumina's board of directors that would result from the approval of Proposal 4, occurs for any reason, we reserve the right to nominate, in substitution for any such independent candidate, one or more of the following alternate nominees: James Berges, John Gilly, Ph.D., Jack Kaye, Jonathan Macey, Ph.D. (h.c.) and Michael Wyzga. In the event of such a substitution, the shares represented by the enclosed GOLD proxy card will be voted for the election of such substitute candidate or candidates in compliance with the rules of the Securities and Exchange Commission and any other applicable requirements.

        We believe that each of the independent candidates nominated by us and the alternate nominees would be considered an independent director of Illumina under the applicable NASDAQ rules and Illumina's corporate governance guidelines. In addition, we believe that each of the independent candidates nominated by us and the alternate nominees would be considered independent under the heightened independence standards applicable to audit committee members under the rules of NASDAQ and the SEC.

        Set forth below is information with respect to each independent candidate nominated by us, including a description of the specific experience, qualifications, attributes and skills that led to our conclusion that such independent candidate is qualified to serve as a director. Unless otherwise indicated, each independent candidate's business address is also the address of the organization in which his present principal occupation or employment is conducted:

Name and Business Address	Age	Experience, Qualifications, Attributes and Skills
Bary Bailey 7017 Las Colinas Box 7217 Rancho Santa Fe, CA 92067	53	Mr. Bailey is the President of 4B Management LLC, which provides management support to the healthcare industry, and an Operating Partner of Cressey & Company, a private investment firm focused on the healthcare industry. He joined Cressey in January 2011. From 2009 to 2011, he served as the Chief Financial Officer of AMN Healthcare Services, a healthcare staffing company, and, from 2007 to 2009, he provided consulting and advisory services through 4B Management.

Name and Business Address	Age	Experience, Qualifications, Attributes and Skills
		Mr. Bailey served as Executive Vice President and Chief Financial Officer of Valeant Pharmaceuticals International, a developer and marketer of prescription and nonprescription pharmaceutical products, from 2002 to 2007.

		Previously, Mr. Bailey served as Executive Vice President, Pharmacy and Technology of PacifiCare Health Systems, Inc., a provider of managed care services to approximately 5 million members, from 2000 to 2002, and served as Executive Vice President and Chief Financial Officer of Premier, one of the largest Group Purchasing Organizations in the United States, from 1995-2000.

		He was Vice President of Finance and Chief Accounting Officer of American Medical Holdings/Tenet, a company that owns and operates healthcare facilities and hospitals, from 1987 to 1995. He began his career with Arthur Andersen in 1981 as an Audit Manager.

		Mr. Bailey would bring to the board of directors extensive experience from a career spanning over 25 years in the pharmaceutical and healthcare industries, including serving at an executive level at five different companies in these industries.
		Mr. Bailey is a Certified Public Accountant (inactive). He received a bachelor's degree from California State University.
Earl (Duke) Collier, Jr. Arsenal Medical 480 Arsenal St Watertown, MA 02472	64

		Since 2010, Mr. Collier has been Executive Chairman and a director of Arsenal Medical, and Chief Executive Officer and a director of 480 Biomedical, each of which develops biomaterial-based local therapies, and a Senior Advisor to Polaris Venture Partners, a venture capital firm. From 1998 to 2010, Mr. Collier was an Executive Vice President at Genzyme Corporation, a biotechnology company. From January through July 2010, he served as interim Chief Executive Officer of deCode Genetics, a biopharmaceutical company in human genetics. He has also served as President of Vitas Healthcare, a provider of end-of-life care, from 1991 to 1995 and a partner at the law firm of Hogan and Hartson (now Hogan Lovells) from 1981 to 1991.

		Mr. Collier would bring to the board of directors experience in the pharmaceutical and healthcare industries. He has served as an executive for a number of pharmaceutical and healthcare companies and currently serves on the board of directors of four companies in these sectors.
		Other current directorships: Pervasis Therapeutics, TransMedics, Newton-Wellesley Hospital and the Boston Athenaeum.

Name and Business Address	Age	Experience, Qualifications, Attributes and Skills
		Other directorships in the past five years: deCode Genetics (Compensation Committee and Audit Committee).
		Mr. Collier received a bachelor's degree from Yale University and a J.D. from the University of Virginia School of Law.
Dwight Crane, Ph.D. Harvard Business School Soldiers Field Road Boston, MA 02163	74

		Professor Crane has been a self-employed consultant to financial institutions since 2007. From 1969 until 2007, he served as a member of the Harvard Business School faculty as Professor of Business Administration, including ten years of service as Senior Associate Dean. Professor Crane was also a faculty coordinator of the HBS Global Corporate Governance Initiative and the HBS Global Financial System Project.

		Professor Crane has been a consultant to several financial institutions and companies in the United States and abroad with respect to corporate governance, organization strategy, competitive positioning and financial management matters.

		He was formerly a director of the Harvard Business School Publishing Corporation and has served as a director of a regional bank and several other private companies. Prior to joining the Harvard Business School faculty, Professor Crane was an economist and Director of Operations Research at Mellon Bank in Pittsburgh.

		With a career spanning over 40 years in both professional and academic roles, Professor Crane would bring to the board of directors extensive experience in business, economics and corporate governance.
		Other current directorships: Legg Mason Partners Equity Funds (Lead Director).

		Professor Crane received a bachelor's degree from the Massachusetts Institute of Technology, an M.B.A. in Management Science from the University of Michigan, an M.S. degree in Economics from Carnegie Mellon University and a Ph.D. in Economics from Carnegie Mellon University.
David Dodd Rivers Edge BioVentures LLC 219 Scotts Street, #189 Beaufort, SC 29909	62

		In 2011, Mr. Dodd co-founded VaxyGen Holdings, LLC, a company that provides assay, pharmaceutical contract manufacturing and vaccine commercialization services. He is the Chief Executive Officer of RiversEdge BioVentures, LLC, an investment and advisory firm focused on the life sciences and pharmaceutical industries, which he founded in 2009.

Name and Business Address	Age	Experience, Qualifications, Attributes and Skills
		From December 2007 to June 2009, Mr. Dodd was President, Chief Executive Officer and Chairman of BioReliance Corporation, a provider of contract services to the pharmaceutical and biopharmaceutical industries. From October 2006 to April 2009, he served as Non-Executive Chairman of Stem Cell Sciences Plc., a biotechnology company specializing in stem cell-based research, therapeutics and technologies. Mr. Dodd previously served as President, Chief Executive Officer and Director of Serologicals Corporation, a global provider of biological products, from 2000 to 2006 and as President and Chief Executive Officer of Solvay Pharmaceuticals, Inc., a pharmaceutical company that manufactures and distributes products for the treatment of various diseases, from 1995 to 2000.

		He began his career in the pharmaceutical industry in 1977 and built the foundation of his experience at Abbott Laboratories, McDonnell-Douglas Healthcare Systems, Bristol-Myers Squibb and Wyeth-Ayerst Laboratories.

		Mr. Dodd would bring to the board of directors over 30 years of experience in developing growth-oriented organizations in the pharmaceutical, life science research tools and contract services industries, including service as an executive and a director for a number of life sciences companies.
		Other current directorships: GeoVax Labs, ArunA Biomedical, PNP Therapeutics, RayBiotech and the Institute of Bioengineering & Bioscience at the Georgia Institute of Technology.
		Mr. Dodd received both a bachelor's degree and an M.S. in Math/Economics from Georgia State University and completed the Advanced Management Program at Harvard Business School.
Michael Griffith Laureate Biopharmaceutical Services, Inc. 201 College Road East Princeton, NJ 08540	53

		Since April 2010, Mr. Griffith has served as Chief Executive Officer and a director of Laureate Biopharmaceutical Services, Inc., a full-service biopharmaceutical contract development and manufacturing organization. Before joining Laureate, Mr. Griffith was self-employed as a strategic consultant to the pharmaceutical industry from 2008 to 2010 and was the founder and Chief Executive Officer of Aptuit, Inc., a leading global pharmaceutical contract research, development and manufacturing company, from 2004 to 2008.

		Before founding Aptuit, Mr. Griffith was the Chairman and Chief Executive Officer of ChiRex Inc., a publicly traded pharmaceutical contract development and manufacturing organization specializing in small-molecule drug substance development.

Name and Business Address	Age	Experience, Qualifications, Attributes and Skills
		Mr. Griffith would bring to the board of directors extensive experience in leadership positions and board service at a number of pharmaceutical companies, as well as over 15 years of experience as a commercial and investment banker.
		Other directorships in the past five years: Centrue Financial Corporation.
		Mr. Griffith received a bachelor's degree in Business Administration from the University of Kansas and a Master of Management from the J. L. Kellogg Graduate School of Management.
Jay Hunt 6423 Faustino Way Sacramento, CA 95831	72

		Mr. Hunt has served as President of The Development Group, a business and financial advisory services firm that he co-founded, since 1993. The firm's assignments include advisory services on complex financial issues ranging from securities matters to corporate finance, governance, sales and marketing. From 1990 to 1993, he was a self-employed business and financial consultant.

		From 1988 to 1990, he was Executive Vice President, member of the Executive Committee and a director of FM Productions, an entertainment services firm. Mr. Hunt was Chairman and Chief Executive Officer of FN Realty Services, a specialized financial services company, from 1983 to 1987.

		He is a former director of Gentiae Clinical Research, Inc., a provider of cardiovascular core laboratory services, and a former member of the Advisory Board of Joie De Vivre Hospitality, an owner and manager of hotels and restaurants. He is also a director of the Ischemia Research & Education Foundation and the Indiana University Foundation.

		Through his varied leadership positions, including as co-founder and president of consulting and advisory firms and service on a number of company boards, Mr. Hunt would bring to the board of directors the perspective of an experienced leader with strategic planning, operations, mergers and acquisitions, and business development skills.

		Other current directorships: DDi Corp. (Nomination and Corporate Governance, Audit and Compensation Committees and former Non-Executive Chairman) and BMC Select (Audit, Compensation and Governance Committees and Chairman).
		Mr. Hunt received a bachelor's degree from Indiana University and a J.D. from the University of Michigan Law School.

        Set forth below is information with respect to each alternate nominee, including a description of the specific experience, qualifications, attributes and skills that led to our conclusion that such alternate nominee is qualified to serve as a director. Unless otherwise indicated, each alternate nominee's business address is also the address of the organization in which his present principal occupation or employment is conducted:

Name and Business Address	Age	Experience, Qualifications, Attributes and Skills
James Berges Clayton, Dubilier & Rice 375 Park Avenue 18th Floor New York, NY 10152	64	Mr. Berges joined Clayton, Dubilier & Rice, a private equity firm, as an Operating Partner in 2006. Previously, he served as President of Emerson Electric, a diversified global manufacturing and technology company, from 2000 to 2005, where he led corporate growth and development activities and was responsible for Emerson's motors and appliance components, industrial automation and network power businesses.

		Mr. Berges joined Emerson in 1976 and held various levels of division management responsibility, including Group Vice President—Electronics and Executive Vice President responsible for the industrial components and equipment businesses, and also served as Vice Chairman. He is a former chairman of the National Association of Manufacturers and also received a presidential appointment to the Advisory Committee for Trade Policy and Negotiations in 2005.

		Mr. Berges would bring to the board of directors experience and expertise with strategic planning, management and operations, and business development skills as a result of his leadership experience, including as Vice Chairman and President of Emerson Electric and as a member of a number of company boards.

		Other current directorships: Sally Beauty Holdings (Chairman), Hussmann International (Chairman), HD Supply (Chairman), PPG Industries (Audit Committee), Atkore International and NCI Building Systems (Chairman of the Executive Committee).
		Other directorships in the past five years: MKS Instruments, Inc. and Diversey Holdings, Inc.
		Mr. Berges received a bachelor's degree in electrical engineering from the University of Notre Dame.
John Gilly, Ph.D. Vaccine Clinicals Program 7116 Geoffrey Way Frederick, MD 21704	54

		Since 2011, Dr. Gilly has been employed by SAIC-Frederick, Inc., which develops and applies technologies to accelerate the delivery of new treatments to patients with cancer and AIDS, as Director, Vaccine Clinical Materials Program supporting the Vaccine Research Center of the National Institute of Allergy and Infectious Diseases (NIAID)/the National Institutes of Health (NIH). From March 2007 to November 2011, he was employed by SAIC-Frederick as Associate Director, Biopharmaceutical Development Program of the National Cancer Institute/NIH. Prior to joining SAIC-Frederick, Dr. Gilly served as President, U.S. Operations at Premier Research Group plc, an international pharmaceutical services company, from 2002 to 2006 and then as Chief Operating Officer at Premier Research Group plc from 2006 to 2007.

Name and Business Address	Age	Experience, Qualifications, Attributes and Skills
		Since 2005, Dr. Gilly has been an Adjunct Instructor at Drexel University and an Adjunct Associate Professor at the University of the Sciences in Philadelphia, where he teaches M.B.A. courses. He was an Adjunct Professor of Biology at Mount St. Mary's University from 2009 to 2011.

		Dr. Gilly served as Vice President, Manufacturing Division and Vice President, U.S. Manufacturing Division of BioReliance Corporation, a provider of contract services to the pharmaceutical and biopharmaceutical industries, from 1999 to 2002. Before joining BioReliance, Dr. Gilly worked at ImClone Systems, Inc., a biopharmaceutical company focusing on oncology care, as Vice President of Biopharmaceutical Operations from 1995 to 1998 and Vice President, Product and Process Development from 1992 to 1995. From 1980 to 1992, Dr. Gilly worked in various research and product development capacities with Connaught Laboratories, a biological company and supplier of vaccines.

		Dr. Gilly would bring to the board of directors his extensive experience in the pharmaceutical and healthcare industry, including service both as an executive and as a director of a number of pharmaceutical and biotech companies, as well as his experience working with the NIH.
		He received a bachelor's degree from the Indiana University of Pennsylvania, an M.S. in Biochemistry from the University of Scranton and a Ph.D. in Molecular Biology from Lehigh University.
Jack Kaye 184 Tournament Drive Monroe Township, NJ 08831	68

		Mr. Kaye has been a director and Chairman of the Audit Committee of Keryx Biopharmaceuticals, Inc., a pharmaceutical company focused on the treatment of life-threatening diseases, since September 2006. From 2008 to 2009, he served as a director and Chairman of the Audit Committee of Tongli Pharmaceuticals, Inc., a company that develops, manufactures, and markets pharmaceutical and health care products based on traditional Chinese medicine, and, from 2007 to 2008, he served as a director and Chairman of the Audit Committee of Balboa Biosciences, Inc., a biopharmaceutical company that develops therapeutics for the treatment of central nervous system disorders.

		He began his career at Deloitte & Touche LLP, an international accounting, tax and consulting firm, in 1970, and was a partner in the firm from 1978 to 2006. Mr. Kaye has extensive experience consulting with clients on accounting and reporting matters, private and public debt financings, SEC rules and regulations and corporate governance/Sarbanes-Oxley issues.

Name and Business Address	Age	Experience, Qualifications, Attributes and Skills
		Mr. Kaye would bring to the board of directors accounting and financial expertise gained from over 35 years at Deloitte & Touche as well as from his service as the chairman of three audit committees.
		Mr. Kaye is a Certified Public Accountant. He received a bachelor's degree from Baruch College.
Jonathan Macey, Ph.D. (h.c.) Yale Law School 127 Wall Street New Haven, CT 06511	56

		Since 2004, Professor Macey has been the Sam Harris Professor of Corporate Law, Corporate Finance and Securities Law at Yale University and a Professor in the Yale School of Management. He has also served as a consultant, providing advice and litigation counseling on corporate governance issues, since 2003. Professor Macey is a member of the Faculty Advisory Group of the Yale Center for Corporate Governance and Performance, a director of the Yale Law School Center for the Study of Corporate Governance and a member of the Faculty Advisory Group of Yale's Millstein Center for Corporate Governance and Performance.

		Professor Macey is Chairman of the Yale University Advisory Committee on Investor Responsibility. He was a member of the National Adjudicatory Council of the Financial Industry Regulatory Authority from 2005 to 2008. Since 2005, he has also served as a Visiting Fellow of the Hoover Institution at Stanford University.

		Professor Macey is the author of several books including Macey on Corporation Laws and the co-author of two casebooks, Corporations: Including Partnerships and Limited Liability Companies and Banking Law and Regulation.

		As a professor at both the Yale Law School and the Yale School of Management, Professor Macey would bring to the board of directors expertise on corporate governance, financial institutions and corporate finance.
		Other directorships in the past five years: WCI Communities, Inc..
		Professor Macey received a bachelor's degree from Harvard University, a J.D. from Yale Law School and a Ph.D. honoris causa from the Stockholm School of Economics.
Michael Wyzga Radius Health, Inc. 201 Broadway, 6th Floor Cambridge, MA 02139	56

		Since December 2011, Mr. Wyzga has been President, Chief Executive Officer and a director of Radius Health, Inc., a pharmaceutical company focused on acquiring and developing drug therapies for osteoporosis and women's health.
		Mr. Wyzga joined Genzyme Corporation, a biotechnology company in 1998 and was Executive Vice President, Finance from 2003 to 2011 and Chief Financial Officer from 1999 to 2011.

Name and Business Address	Age	Experience, Qualifications, Attributes and Skills
Prior to joining Genzyme, Mr. Wyzga was Chief Financial Officer of Sovereign Hill Software, a knowledge management software provider. He also served as Chief Financial Officer of CACHELINK, a software company, and held various senior management positions at Lotus Development, a software development company.

Mr. Wyzga would bring to the board of directors extensive financial and management expertise, having served as the chief financial officer of several companies and currently serving as the lead executive of a pharmaceutical company.
Other directorships in the past five years: Altus Pharmaceuticals Inc.
Mr. Wyzga received a bachelor's degree from Suffolk University and an M.B.A. from Providence College.

        The independent candidates nominated by us and the alternate nominees have also furnished additional miscellaneous information located in Annex A of this proxy statement as required by the SEC.

Compensation of Illumina Directors

        We would expect that each of the independent candidates nominated by us would, if elected to Illumina's board of directors, be compensated and indemnified by Illumina for their service as directors consistent with Illumina's past practices.

        For a description of Illumina's compensation and indemnification arrangements for its non-employee directors, see Annex C, which is derived from Illumina's public filings. Other than as described therein, we are not aware of any other arrangements pursuant to which non-employee directors of Illumina are compensated or indemnified for services as a director.

        None of the independent candidates nominated by us, the alternate nominees or any of their respective associates has received any cash compensation, cash bonuses, deferred compensation or other compensation from or in respect of services rendered to or on behalf of Illumina, or is subject to any arrangement described in Item 402 of Regulation S-K under the Securities Act of 1933.

        The independent candidates nominated by us will not receive any compensation or indemnification from us for their service as directors of Illumina.

Arrangements between Roche and the Independent Candidates

        We have entered into a nomination agreement with each of the independent candidates nominated by us and the alternate nominees (collectively, the "Nomination Agreements"). A copy of the form of each Nomination Agreement is attached as Annex D to this proxy statement, and the following summary is qualified in its entirety by reference to the full text of such agreement.

        The Nomination Agreements provide that each independent candidate and alternate nominee agrees to be nominated for election to the Illumina board of directors and, if elected, agrees to exercise his independent judgment in accordance with the fiduciary duties imposed by law in all matters that come before the board of directors. We have paid each independent candidate and alternate nominee $60,000 in consideration of his service as an independent candidate (or alternate nominee). In addition, we will promptly reimburse each independent candidate and alternate nominee for reasonable out-of-pocket expenses (including reasonable travel expenses and reasonable expenses of an independent counsel) incurred by such independent candidate or alternate nominee in connection with the solicitation of proxies or his service as an independent candidate or alternate nominee (but only to the extent incurred prior to the election and certification of the independent candidate to the board of directors). We have also agreed to indemnify each independent candidate and alternate nominee from and against any and all reasonable expenses, damages, losses, liabilities, judgments and amounts paid or payable in settlement (collectively, "Losses") arising out of or in connection with any threatened, pending or completed claim, action, suit, proceeding or investigation in connection with, relating to or arising out of the proxy solicitation or such person's role or status as an independent candidate or alternate nominee for election to the board of directors (but (i) only to the extent relating to actions or omissions which occurred prior to the election and certification of such independent candidate or alternate nominee to the board of directors and (ii) not to the extent it has been finally determined that such Losses result from (a) such independent candidate's or alternate nominee's gross negligence, willful misconduct or knowing violation of law or knowing violation of the terms of the nomination agreement or (b) reliance by us on any untrue statement of a material fact contained in the information, or any omission to state a material fact necessary in order to make such information not misleading, in either case that such independent candidate or alternate nominee supplied to us in writing for inclusion in any materials disclosed by us in connection with the solicitation of proxies). The independent candidates' and alternate nominees' rights to indemnification under the Nomination Agreements includes the right to require us to advance all reasonable expenses incurred by the independent candidates and alternate nominees in connection with any claim, action, suit, proceeding or investigation for which the independent candidates and alternate nominees could be entitled to indemnification under the nomination agreements. Roche Holdings, Inc., the parent of CKH, has guaranteed certain obligations of CKH under the Nomination Agreements.

        In connection with the potential nomination of Jack Kaye, a former partner of Deloitte LLP ("Deloitte"), Mr. Kaye has conveyed that (i) although Mr. Kaye believes he would qualify as an independent director of Illumina, he would not want to serve as a director of Illumina if such service would cause the management of Illumina to preclude Deloitte and its subsidiaries from competing for various service opportunities, (ii) in the event that Deloitte has a future attest (audit) opportunity at Illumina, Deloitte would, at its discretion, ask Mr. Kaye either to resign as a director of Illumina at the appropriate time or to accept a buyout of his retirement benefits and (iii) in the event that Illumina does not concur that Mr. Kaye is an independent director, Mr. Kaye would withdraw as a nominee or resign his position as a director of Illumina, as applicable. The foregoing is incorporated into our Nomination Agreement with Mr. Kaye.

OUR PROPOSALS

PROPOSAL 1

ELECTION OF DIRECTORS TO HOLD OFFICE UNTIL THE 2015 ANNUAL MEETING

        According to Illumina's charter, the board of directors shall consist of the number of directors designated in Illumina's bylaws, divided into three classes. Each member of a class of directors holds office until the third succeeding annual meeting of Illumina stockholders held after his or her election and until his or her successor is elected and qualified or until his or her death, resignation or removal. According to publicly available information, the board of directors currently consists of nine members: four directors elected to hold office until the 2012 Annual Meeting, two directors elected to hold office until the 2013 annual meeting of Illumina stockholders and three directors elected to hold office until the 2014 annual meeting of Illumina stockholders. Illumina has confirmed to us in writing that the terms of office of the following four directors will expire at the 2012 Annual Meeting: A. Blaine Bowman, Karin Eastham, CPA, Jay T. Flatley and William H. Rastetter, Ph.D.

        At the 2012 Annual Meeting, we will nominate Bary Bailey, Dwight Crane, Ph.D., Michael Griffith and Jay Hunt for election to the board of directors to hold office until the 2015 annual meeting of Illumina stockholders ("Proposal 1"). If any of the independent candidates nominated by us is unwilling or unable to stand for election or to serve as a director, we reserve the right to nominate, in substitution for any such independent candidate, one or more of the following alternate nominees: James Berges, John Gilly, Ph.D., Jack Kaye, Jonathan Macey, Ph.D. (h.c.), and Michael Wyzga. For more information on these independent candidates, please see "The Independent Candidates and the Alternate Nominees."

        We believe that the incumbent directors of Illumina have failed to act in the best interests of you, the Illumina stockholders. Specifically, to date the incumbent directors have remained unwilling to engage in any meaningful discussions with us regarding a possible business transaction despite our willingness to offer a substantial price for the company. At the same time, the board of directors has adopted and refused to remove structural impediments to the Tender Offer (including Illumina's stockholder rights plan or "poison pill"), which effectively prevent you from having the opportunity to decide whether to accept the Tender Offer and sell your shares to us without the approval of the board of directors. We believe you are entitled to have a board of directors that will, consistent with its fiduciary duties, exercise independent judgment, act in your best interests and promptly explore all alternatives for maximizing stockholder value.

        We ask you to elect the four independent candidates nominated by us to fill the seats of the four directors whose terms expire at the 2012 Annual Meeting. We believe that, if elected, these candidates will exercise their independent judgment in accordance with the fiduciary duties imposed by law in all matters that come before Illumina's board of directors and will act in your best interests and promptly explore all alternatives for maximizing stockholder value, which may include selling Illumina to us, selling Illumina to a third party or remaining independent.

        Assuming a quorum is present at the 2012 Annual Meeting, the four nominees for election as directors to hold office until the 2015 annual meeting of Illumina stockholders who receive the most affirmative votes will be elected. There is no cumulative voting in the election of directors.

        We strongly recommend a vote FOR the election of the independent candidates nominated by us to fill the seats of the four directors whose terms expire at the 2012 Annual Meeting.

 PROPOSAL 4

AMEND ILLUMINA'S BYLAWS TO INCREASE
THE SIZE OF THE BOARD
OF DIRECTORS OF ILLUMINA

        At the 2012 Annual Meeting, we will propose to amend Section 3.2 of Illumina's bylaws to increase the size of the board of directors by two members from nine directors to eleven directors. We believe that the increase in the number of members of Illumina's board of directors will establish a board of directors that, consistent with its fiduciary duties, is more likely to act in your best interests and promptly explore all alternatives for maximizing stockholder value, which may include selling Illumina to us, selling Illumina to a third party or remaining independent. In order to increase the size of the board of directors, we will propose the following resolution ("Proposal 4"):

        "RESOLVED, that Section 3.2 of the bylaws is amended and restated as follows:

        3.2   NUMBER OF DIRECTORS; ELECTION; AND TERM OF OFFICE OF DIRECTORS

        The board of directors shall consist of eleven directors unless and until changed by a proper amendment of this Section 3.2 or by a duly adopted amendment to the certificate of incorporation.

        No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

        Each director, including a director elected to fill a vacancy, shall hold office until his successor is elected and qualified or until his earlier resignation or removal."

        Assuming a quorum is present at the 2012 Annual Meeting, approval of Proposal 4 requires the affirmative vote of 66 2/3% of the outstanding shares.

        We strongly recommend a vote FOR the resolution to amend Illumina's bylaws to increase the size of the board of directors by two members from nine directors to eleven directors.

 PROPOSAL 5

AMEND ILLUMINA'S BYLAWS TO AUTHORIZE ONLY
STOCKHOLDERS TO FILL NEWLY CREATED DIRECTORSHIPS ON
THE BOARD OF DIRECTORS OF ILLUMINA

        At the 2012 Annual Meeting, we will propose to amend Section 3.4(a) of Illumina's bylaws to authorize only stockholders to fill newly created directorships on the board of directors. The exclusive power to fill newly created directorships on the board of directors will provide Illumina stockholders with a greater voice and enhance the board of directors' accountability to stockholders. In order to authorize only stockholders to fill newly created directorships on the board, we will propose the following resolution ("Proposal 5"):

        "RESOLVED, that Section 3.4(a) of the bylaws is amended and restated as follows:

        (a)   Vacancies resulting from any director's resignation, death or removal may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled only by the holders of a majority of the stock issued and outstanding and entitled to vote thereon and may not be filled by the board of directors. Such holders of a majority of the stock shall have the authority to designate the class of directors into which any newly appointed director is to be elected."

        Assuming a quorum is present at the 2012 Annual Meeting, approval of Proposal 5 requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the 2012 Annual Meeting and entitled to vote thereon.

        We strongly recommend a vote FOR the resolution to amend Illumina's bylaws to authorize only stockholders to fill newly created directorships on the board of directors.

 PROPOSAL 6

ELECTION OF DIRECTORS TO FILL THE NEWLY CREATED DIRECTORSHIPS
ON THE BOARD OF DIRECTORS OF ILLUMINA

        At the 2012 Annual Meeting, we will nominate Earl (Duke) Collier, Jr. and David Dodd for election to the board of directors to fill the newly created directorships on Illumina's board of directors that will arise if Proposal 4 (to increase the size of the board of directors by two members) is approved ("Proposal 6"). Accordingly, we will propose the following resolution:

        "RESOLVED, that the following persons be elected to the board of directors in the classes indicated to fill the two newly created directorships resulting from the increase in the number of members of the board of directors:

Earl (Duke) Collier, Jr.	Class Expiring at 2013 Annual Meeting
David Dodd	Class Expiring at 2014 Annual Meeting"

        If any of the independent candidates nominated by us is unwilling or unable to stand for election or serve as a director, we reserve the right to nominate, in substitution for any such independent candidate, one or more of the following alternate nominees: James Berges, John Gilly, Ph.D., Jack Kaye, Jonathan Macey, Ph.D. (h.c.), and Michael Wyzga. For more information on these independent candidates and alternate nominees, please see "The Independent Candidates and the Alternate Nominees."

        The approval of Proposal 6 is conditioned on the approval of Proposal 4. If Proposal 4 and Proposal 5 are approved, assuming a quorum is present at the 2012 Annual Meeting, the election of each of the candidates nominated by us pursuant to Proposal 6 requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote thereon. If Proposal 4 is approved but Proposal 5 is not approved, assuming a quorum is present at the 2012 Annual Meeting, the two candidates nominated to fill the newly created directorships on the board of directors that would result from the approval of Proposal 4 who receive the most affirmative votes will be elected to the board of directors. There is no cumulative voting in the election of directors.

        We strongly recommend a vote FOR the election of the independent candidates nominated by us to fill the newly created directorships on the board of directors that would result from the increase in the size of the board of directors by two members.

 PROPOSAL 7

REPEAL OF BYLAW AMENDMENTS ADOPTED BY THE BOARD OF DIRECTORS
OF ILLUMINA WITHOUT STOCKHOLDER APPROVAL AFTER APRIL 22, 2010

        At the 2012 Annual Meeting, we will propose to amend Illumina's bylaws to repeal any amendments to the bylaws that were adopted by the board of directors without the approval of Illumina's stockholders after April 22, 2010 (the date of the last publicly disclosed amendment to Illumina's bylaws). We are not currently aware of any bylaws or bylaw amendments that would be repealed by this proposal, but we believe that it is in the best interests of Illumina and its stockholders that the bylaws not be further amended by the board of directors without the approval of Illumina stockholders. The purpose of this proposal is to prevent the incumbent Illumina directors from amending Illumina's bylaws in an attempt to impede the nomination of the independent candidates (or any substitute therefor) or the proposal of other matters for stockholder action by us, to negatively impact our ability to solicit and/or obtain proxies from stockholders, to undermine the will of the stockholders expressed in those proxies or to modify Illumina's corporate governance regime. Accordingly, we will propose the following resolution ("Proposal 7"):

        "RESOLVED, that the bylaws are hereby amended to repeal any amendments thereto adopted by Illumina's board of directors without stockholder approval after April 22, 2010 and prior to the effectiveness of this resolution."

        Assuming a quorum is present at the 2012 Annual Meeting, Proposal 7 requires the affirmative vote of a majority of the shares present in person or represented by proxy at the 2012 Annual Meeting and entitled to vote thereon.

        We strongly recommend a vote FOR the resolution to amend Illumina's bylaws to repeal any amendments to the bylaws that were adopted by the board of directors without the approval of Illumina's stockholders after April 22, 2010.

 REASONS TO VOTE FOR THE INDEPENDENT
CANDIDATES AND OUR OTHER PROPOSALS

        We urge all Illumina stockholders to vote FOR the election of the independent candidates nominated by us and FOR our other proposals.

        A vote for the election of the independent candidates nominated by us and in favor of our other proposals lets Illumina know that you want directors who will exercise independent judgment, act in your best interests and promptly explore all alternatives for maximizing stockholder value.

        If some or all of the independent candidates nominated by us are not elected, we will evaluate our alternatives based on the facts and circumstances at the time, which may include allowing the Tender Offer to expire and turning our attention to other opportunities.

        Beginning in December 2011, we made several efforts to initiate substantive discussions concerning a potential business combination with Illumina. Unfortunately, the Illumina board of directors refused to engage in any meaningful discussions with us concerning such a transaction. As a result, on January 27, 2012, CKH commenced the Tender Offer for all outstanding shares of Illumina at $44.50 per share. This price represented a 64% premium to Illumina's closing stock price on December 21, 2011, the day before market rumors about a potential deal involving the companies drove Illumina's stock price significantly higher, a 61% premium to the one-month historical average and a 43% premium to the three-month historical average of Illumina's stock price, both on December 21, 2011, and an 18% premium to the last reported sales price of the shares reported on the NASDAQ Global Select Market on January 24, 2012, the last full trading day before the announcement of our intention to commence the Tender Offer.

        Despite the substantial value being offered by us, Illumina's board of directors recommended that Illumina stockholders not tender their shares into the Tender Offer.

        We believe that the incumbent board of directors has not acted in the best interests of Illumina's stockholders by remaining unwilling to engage in any meaningful discussions with us regarding a business combination transaction despite our willingness to offer a substantial price for Illumina. At the same time, the board of directors has adopted and refused to remove structural impediments to the Tender Offer, which effectively prevent you from having the opportunity to decide whether to accept the Tender Offer and sell your shares to us. For example, under Illumina's stockholder rights plan (or "poison pill"), which was adopted by Illumina's board of directors following our announcement of our proposal to acquire all outstanding shares of Illumina for $44.50 per share in cash, the preferred stock purchase rights associated with the shares may permit shareholders who are not affiliated with us to purchase shares at a substantial discount in the event certain triggering events occur, including the consummation of the Tender Offer. Purchases of shares by shareholders pursuant to these rights would dilute our stake in Illumina and make our proposed acquisition prohibitively expensive. We believe you are entitled to have a board of directors that will, consistent with its fiduciary duties, exercise independent judgment, act in your best interests and promptly explore all alternatives for maximizing stockholder value.

        These independent candidates were nominated based on their qualifications to be independent directors of Illumina, including their proven track records in their respective areas of expertise. Except as disclosed herein, none of the candidates nominated by us nor the alternate nominees has any material relationship or agreement with us or our affiliates. We invite you to review their qualifications.

        We believe that, if elected, the independent candidates nominated by us will exercise their independent judgment in accordance with the fiduciary duties imposed by law in all matters that come before the board of directors and will act in your best interests and promptly explore all alternatives for maximizing stockholder value, which may include selling Illumina to us, selling Illumina to a third party or remaining independent.

        Even if Illumina stockholders elect the independent candidates nominated by us, we do not intend to consummate the Tender Offer unless the conditions to the Tender Offer are satisfied or waived. These conditions include (i) the tender by Illumina stockholders prior to the expiration of the Tender Offer of a number of shares (together with the associated preferred stock purchase rights) which (together with the shares owned by Roche) represents at least a majority of the total number of shares outstanding on a fully diluted basis, (ii) the redemption of the preferred stock purchase rights associated with the shares or our satisfaction, in our reasonable discretion, that the "poison pill" has been invalidated or are otherwise inapplicable to the Tender Offer and the Proposed Merger, (iii) our satisfaction, in our reasonable discretion, that the anti-takeover provisions of the Delaware General Corporation Law are inapplicable to the Proposed Merger and (iv) Illumina not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing, in our reasonable discretion, our ability to acquire Illumina or otherwise diminishing the expected value to us of the acquisition of Illumina. These and other conditions to the Tender Offer are fully described in the Offer to Purchase previously sent to Illumina stockholders.

        You can take some immediate steps to help obtain the maximum value for your shares:

        (1)   sign, date and return your GOLD proxy card today or submit a proxy by telephone or the Internet by following the voting procedures described on the GOLD proxy card, voting for the election of the independent candidates nominated by us and in favor of our other proposals or, if your shares are held in "street name," instruct your broker, dealer, commercial bank, trust company or other nominee to vote your shares for the election of the independent candidates nominated by us and in favor of our other proposals; and

        (2)   make your views known to the board of directors.

        By taking these steps, you will give the board of directors a clear message that it should act in the best interests of Illumina stockholders and promptly explore all alternatives for maximizing stockholder value.

BACKGROUND OF THE SOLICITATION

        As part of the continuous evaluation of its businesses and plans, Parent regularly considers a variety of strategic options and transactions. In recent years, as part of this process, Parent has evaluated various alternatives for expanding its diagnostics business, including making significant investments in the genetic sequencing business.

        On November 1, 2011, Dr. Arthur D. Levinson, a member of Parent's board of directors, called Dr. William Rastetter, the Chairman of Illumina, to request a meeting on behalf of Roche.

        On December 13, 2011, Dr. Franz Humer, the Chairman of Parent, and Dr. Levinson met with Dr. Rastetter and Mr. Jay Flatley, the Chief Executive Officer of Illumina, in San Diego, California. During the meeting, Dr. Humer described Parent's strategic interest in genetic sequencing solutions and stated that Parent would be interested in acquiring Illumina. Dr. Rastetter and Mr. Flatley indicated that they would report Parent's interest to Illumina's board of directors and thereafter revert to Dr. Humer.

        On December 21, 2011, Dr. Humer called Mr. Flatley. Mr. Flatley told Dr. Humer that he had spoken with Illumina's board of directors regarding Parent's interest in acquiring Illumina, that Illumina's board of directors had authorized him to consult financial advisors and that Mr. Flatley expected to do so shortly. Dr. Humer reiterated Parent's desire to pursue an acquisition of Illumina and indicated that Parent would be willing to consider a price of up to 50% over Illumina's then-current share price. Dr. Humer also expressed Parent's desire to commence negotiations promptly concerning a potential transaction. On December 21, 2011, the last reported sales price of the shares reported on the NASDAQ Global Market was $27.17.

        On December 22, 2011, an article published by Bloomberg identified Illumina as a possible acquisition candidate of Parent. The last reported sales price of the shares reported on the NASDAQ Global Select Market on such date was $29.07, a 7.0% increase from the last reported sales price of the shares reported on the NASDAQ Global Select Market on the day prior to publication.

        On December 28, 2011, Dr. Humer again called Mr. Flatley. Mr. Flatley stated that Illumina's board of directors would not be able to meet in person until the end of January, but that it would consider Parent's proposal at that time. Mr. Flatley also indicated that Illumina was in the process of selecting financial advisors.

        On January 3, 2012, Dr. Humer sent the following letter to Dr. Rastetter and Mr. Flatley:

  January 3, 2012

  Mr. William Rastetter, Chairman
  Mr. Jay Flatley, President and Chief Executive Officer
  Illumina, Inc.
  9885 Towne Centre Drive
  San Diego, CA 92121

  Dear Bill,
  Dear Jay,

          Thank you very much for meeting with me on December 13 and for our subsequent telephone conversations on December 21 and December 28. However, I am disappointed that we have not been able to engage more substantively since our meeting, and with that in mind, I am writing to be specific about our proposal. I hope this additional information will be helpful to you and your Board and accelerate discussions between our companies. Accordingly, on behalf of Roche, I would like to formally propose to you and your Board an all-cash offer to acquire 100% of the issued and outstanding shares of Illumina's common stock for $40.00 per share. This price represents a significant premium of 47% over Illumina's closing stock price on December 21, the day before market rumors about a potential deal involving our companies drove Illumina's stock price significantly higher. It also represents a 45% premium over the one month historical average and a 29% premium over the three month historical average of Illumina's share price and a 28.6x multiple of Illumina's projected forward earnings based upon analysts' consensus estimates for your 2012 EPS.

          We believe that the price we are offering is full and fair and expect that your shareholders would welcome the opportunity to sell their shares at a significant premium to current market prices. Our offer would be financed using cash from our balance sheet and borrowings available under our current credit facilities, and consequently, it is not subject to any financing contingency. We trust that you and your Board will agree that the transaction we are proposing is highly attractive.

          We are mindful that you and your management team have contributed greatly to Illumina's success. Roche contemplates continued employment of Illumina's management and other employees following the consummation of a transaction and we are prepared to work with you to develop mutually satisfactory employment arrangements. We intend to continue the Illumina legacy as a standalone division under the Illumina brand, similar to the manner in which Roche has successfully developed its post-acquisition relationship with Ventana Medical Systems. To that end, we also intend to maintain the company's headquarters in San Diego.

          It is our preference to work with you and the Illumina Board to reach a mutually agreeable transaction. As explained during our December 13 meeting, we would like to engage in constructive dialogue with you and members of your team to jointly develop an optimal strategy for maximizing the value of our combined businesses. We believe that it is in the interest of both companies and your shareholders that we begin this dialogue immediately. Roche and its financial and legal advisors (Greenhill & Co., LLC, Citigroup Global Markets, and Davis Polk & Wardwell) stand ready to meet with you and your advisors immediately.

          With our advisors, we have crafted this proposal on the basis of publicly available information. In order to consummate a transaction, we would need to complete satisfactory confirmatory due diligence and negotiate mutually acceptable transaction documentation. Accordingly, we do not believe that disclosure of this letter by Illumina or Roche is required. We intend to treat this letter as confidential and trust that you will do the same.

          Given the significant value represented by our offer, as well as the implied premium, we are confident that your shareholders will support our proposal. Furthermore, we believe this offer positions you, your employees and your other stakeholders for greater long-term success as part of a larger, more global organization. We truly hope that this letter will serve as a catalyst for prompt and productive discussions between our two companies. In view of the elapsed time since our December 13 meeting, I look forward to the response from you and your Board by January 16, 2012, and would ask that you or your advisors direct your response to Bob Greenhill (Chairman of Greenhill & Co., LLC) and Chris Hite (Global Head of Healthcare Investment Banking for Citigroup Global Markets, Inc.).

                      Very truly yours,

                      Franz B. Humer
                      Chairman, Roche Holding Ltd

        On January 4, 2012, Mr. Flatley confirmed to Dr. Humer that he had received Dr. Humer's January 3 letter and stated that Illumina was attempting to move up its board of directors meeting and would inform Parent of the date of such meeting as soon as it was scheduled.

        On January 5, 2012, Dr. Humer contacted Mr. Flatley and requested that Illumina's advisors contact Parent's advisors to initiate more substantive discussions pending the meeting of Illumina's board of directors.

        On January 6, 2012, Mr. Flatley contacted Dr. Humer and informed him that the Company had selected Goldman Sachs & Co. ("Goldman Sachs") and Bank of America Merrill Lynch as its financial advisors, suggested that Parent's financial advisors arrange a call with Goldman Sachs and informed Dr. Humer that a telephonic meeting of Illumina's board of directors had been scheduled for January 17, 2012.

        On January 9, 2012, representatives of Greenhill and Citi participated in a telephonic conference call with representatives of Goldman Sachs. The Goldman Sachs representatives stated that Illumina appreciated Parent's interest and confirmed that a meeting of Illumina's board of directors was scheduled for January 17, 2012. The Greenhill and Citi representatives expressed Parent's disappointment at the slow rate of progress and Illumina's unwillingness to engage in substantive discussions concerning a potential transaction.

        On January 13, 2012, representatives of Greenhill and Citi participated in another telephonic conference call with representatives of Goldman Sachs, during which the participants discussed the recently concluded J.P. Morgan Healthcare Conference at which Illumina had introduced an upgraded sequencing system and announced its preliminary fourth quarter results. Greenhill and Citi requested a further call after the meeting of Illumina's board of directors on January 17 and stated that in any event they would follow up on January 18 for an update.

        On January 19, 2012, Mr. Flatley and Dr. Humer spoke telephonically. Mr. Flatley reported that the Illumina board of directors had met on January 17, 2012 and had determined it was not in the best interests of Illumina's stockholders to pursue Parent's offer. Following the call, Mr. Flatley sent the following letter to Dr. Humer:

  January 18, 2012

  Via Email
  Mr. Franz B. Humer
  Chairman of the Board
  Roche Holding Ltd.
  Grenzacherstrasse 124
  4070 Basel
  Switzerland

      Re: Roche's proposal of January 3, 2012

  Dear Franz:

          As I had previously indicated would occur, our Board of Directors and financial and legal advisors met yesterday. We carefully considered your proposal to acquire Illumina, dated January 3, 2012, and additionally reviewed in detail our strategic plan and business forecasts. The Board is enthusiastic about our business and its prospects, and has unanimously determined that your proposal is not in the best interests of our shareholders.

          We remain very excited about our strategic direction and our commitment to Molecular Diagnostics, and we will continue to focus on delivering value to our shareholders.

                      Sincerely,

                      Jay T. Flatley
                      President & CEO

        On January 24, 2012, Dr. Humer called Dr. Rastetter. Dr. Humer stated that Parent was disappointed in Illumina's reaction to Parent's proposal and that Parent had decided to increase its offer and disclose it publicly. Following the call, Dr. Humer sent the following letter to Mr. Flatley:

  January 24, 2012

  Mr. Jay Flatley
  President and Chief Executive Officer
  Illumina, Inc.
  5200 Illumina Way
  San Diego, CA 92122
  USA

  Dear Jay,

          While I appreciate the time you have taken to speak with me over the course of the last several weeks, the lack of any substantive progress in our efforts to negotiate a business combination between Illumina and Roche, and your January 18 letter confirming your Board's lack of interest in such a transaction, has led us to decide to publicly disclose our proposal to acquire all outstanding shares of Illumina at a price of $44.50 per share in cash. Accordingly, we will make this letter public simultaneously with my sending it to you.

          Roche's offer price of $44.50 per share in cash represents a substantial premium to Illumina's unaffected market prices: a premium of 64% over Illumina's closing stock price on December 21, 2011—the day before market rumors about a potential transaction between Roche and Illumina drove Illumina's stock price significantly higher—a 61% premium over the one month historical average and a 43% premium over the three month historical average of Illumina's share price, both as of December 21. It also represents a 30.1x multiple of Illumina's projected forward earnings based upon analysts' current consensus estimates for 2012.

          This is a compelling offer and we are confident that your stockholders will find it extremely attractive. We hope that your Board will now take the opportunity to negotiate a transaction that will allow your shareholders to realize this substantial value.

          We believe that our proposal presents a unique opportunity for Roche and Illumina and their respective stockholders and Roche believes that it is imperative to continue to pursue this matter. The price, with the large premium it represents, is a full and fair one.

          We have available cash on our balance sheet and borrowings under our credit facilities to complete the transaction and we therefore will not require a financing condition.

          As I have expressed to you previously, we are mindful that you and your management team have contributed greatly to Illumina's success. Roche contemplates continued employment of Illumina's management and employees following the consummation of a transaction and we are prepared to work with you to develop mutually satisfactory employment arrangements. We intend to continue the Illumina legacy within the Roche Diagnostics Division, and to maintain the Illumina brand. To that end, we intend to combine our existing Roche Applied Science business with Illumina and move the business area's headquarters to San Diego, California. We believe this approach should be attractive to your management and employees.

          Roche has attempted to engage Illumina's management and Board of Directors in a discussion on the merits of a business combination. Unfortunately, Illumina has been unwilling to engage in any meaningful dialogue on this matter. Therefore, while Roche continues to prefer a negotiated transaction with Illumina, Roche intends to promptly commence a tender offer to purchase all of the outstanding shares of common stock of Illumina for $44.50 per share in cash. Additionally, in view of your Board's response, we plan to nominate a slate of directors and make certain other proposals for the consideration of shareholders at Illumina's 2012 annual meeting which, if adopted, would result in Roche-nominated directors comprising a majority of your Board.

          We have engaged Greenhill & Co., LLC and Citigroup Global Markets Inc. as financial advisors and Davis Polk & Wardwell LLP as legal counsel to assist in completing this transaction. If you are willing to fully engage with us, we and our advisors are ready to meet with your representatives at any time to discuss this proposal and to answer any questions you have. We believe that time is of the essence and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly. If you are interested in discussing a possible negotiated transaction, please contact me as soon as possible.

                      Very truly yours,

                      Dr. Franz B. Humer
                      Chairman, Roche Holding Ltd

        On January 24, 2012, at approximately 9:40 p.m. New York Time, Parent issued a press release announcing its proposal to acquire all outstanding shares of Illumina for $44.50 per share in cash. The press release also included the full text of Dr. Humer's January 24 letter to Mr. Flatley. The press release also noted that Parent intends to nominate a slate of highly qualified, independent candidates for election to Illumina's board of directors and to propose certain other matters for the consideration of Illumina's shareholders at the 2012 Annual Meeting, which, if adopted, would result in Parent-nominated directors comprising a majority of Illumina's board of directors.

        On January 27, 2012, CKH commenced the Tender Offer.

        On January 31, 2012, in accordance with Illumina's bylaws, CKH provided advance notice to Illumina of its intention to nominate a slate of independent candidates for election to Illumina's board of directors and to propose certain other matters for stockholder action at the 2012 Annual Meeting. CKH further notified Illumina that it intended to solicit proxies for the election of such independent candidates and the approval of such other proposals.

        On February 3, 2012, Illumina sent Roche a letter acknowledging receipt of the notice sent by CKH on January 31, 2012 and confirming Illumina's nominees to its board of directors.

        On February 7, 2012, Illumina filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in which Illumina's board of directors recommended that Illumina stockholders not tender their shares into the Tender Offer.

        On February 16, 2012, Parent and CKH filed their preliminary proxy statement on Schedule 14A with the SEC in connection with the 2012 Annual Meeting.

        On February 17, 2012, Illumina filed its preliminary proxy statement on Schedule 14A with the SEC in connection with the 2012 Annual Meeting.

VOTING AND PROXY PROCEDURES

Eligibility to Vote

        According to publicly available information, Illumina's common stock is its only outstanding class of voting securities, and each share entitles its record holder to one vote. Illumina has announced that the close of business on [            ], 2012 has been fixed as the record date for determining the Illumina stockholders entitled to vote at the 2012 Annual Meeting. If you were a stockholder on the record date, you may vote your shares at the 2012 Annual Meeting even if you have sold your shares before or after the record date, subject to the rights, if any, of your transferees under applicable law. Accordingly, please vote the shares held by you on the record date, or grant a proxy to vote such shares on the GOLD proxy card.

Quorum Requirements

        Under Illumina's bylaws, a quorum will be present if holders of a majority of the stock issued and outstanding and entitled to vote on a matter at the 2012 Annual Meeting are present in person or represented by proxy at the 2012 Annual Meeting. All shares present in person or represented by proxy at the 2012 Annual Meeting, including shares that are not voted (such as broker non-votes) and shares that vote to "abstain" or "withhold" will be counted for purposes of determining whether a quorum is present.

Vote Requirements

        According to Illumina's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on February 8, 2012, there were 122,327,021 shares outstanding as of January 31, 2012.

        With respect to Proposal 1 (to elect four independent candidates nominated by us to fill the seats of the incumbent directors whose terms expire at the 2012 Annual Meeting), the nominees who receive the most affirmative votes for such seats will be elected to the board of directors. Broker non-votes and shares as to which the vote is "withheld" will not be counted and, therefore, will not have any effect on the outcome of the election.

        The approval of Proposal 4 (to amend the bylaws to increase the size of the board of directors by two members) requires the affirmative vote of 66 2/3% of the outstanding shares. Broker non-votes and shares that vote to "abstain" will have the same effect as a vote against.

        The approval of Proposal 5 (to amend the bylaws to authorize only stockholders to fill newly created directorships on the board of directors) requires the affirmative vote of a majority of the shares present in person or represented by proxy at the 2012 Annual Meeting and entitled to vote thereon. Broker non-votes will not be counted and, therefore, will not have any effect on the outcome of Proposal 5, and shares that vote to "abstain" will have the same effect as a vote against Proposal 5.

        The approval of Proposal 6 (to elect two independent candidates nominated by us to fill the newly created directorships on the board of directors that would result from the approval of Proposal 4) is conditioned on the approval of Proposal 4. If Proposal 4 and Proposal 5 are approved, the election of each of the candidates nominated by us pursuant to Proposal 6 requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote thereon, and broker non-votes and shares as to which the vote is "withheld" will have the same effect as a vote against. If Proposal 4 is approved but Proposal 5 is not approved, the nominees who receive the most affirmative votes for the newly created directorships that would result from the approval of Proposal 4 will be elected to the board of directors, and broker non-votes and shares as to which the vote is "withheld" will not be counted and, therefore, will not have any effect on the outcome of the election.

        The approval of Proposal 7 (to amend the bylaws to repeal any amendments to the bylaws that were adopted by the board of directors without stockholder approval after April 22, 2010) requires the affirmative vote of a majority of the shares present in person or represented by proxy at the 2012 Annual Meeting and entitled to vote thereon. Broker non-votes will not be counted and, therefore, will not have any effect on the outcome of Proposal 7, and shares that vote to "abstain" will have the same effect as a vote against Proposal 7.

Voting by Proxy

        Your proxy is important, no matter how many shares you own. Whether or not you are able to attend the 2012 Annual Meeting, we strongly urge you to vote for the election of the independent candidates nominated by us and in favor of our other proposals.

        If your shares are registered in your own name, please sign, date and return the enclosed GOLD proxy card today to Roche, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 in the enclosed postage-paid envelope, or you may vote by telephone or the Internet by following the instructions on the enclosed GOLD proxy card.

        If your shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, only it can execute a GOLD proxy card with respect to your shares and only upon receipt of instructions from you. Accordingly, it is critical that you follow the instructions set forth in the voting instruction card and promptly contact the person responsible for your account and give instructions to vote your shares for the election of the independent candidates nominated by us and in favor of our other proposals. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Roche, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

        All valid proxies received prior to the 2012 Annual Meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy card, the shares will be voted in accordance with that specification. If no specification is made, the persons named in the enclosed GOLD proxy card will vote your shares for the independent candidates nominated by us and in favor of our other proposals.

        Execution of the GOLD proxy card will not affect your right to attend the 2012 Annual Meeting and to vote in person.

Other Proposals to be Considered at the 2012 Annual Meeting

        In addition to our proposals, Illumina's proxy statement indicates that two other matters will be voted upon at the 2012 Annual Meeting. Please see Illumina's proxy statement for a more detailed description of these proposals.

  •
  Illumina intends to seek ratification of the appointment of Ernst & Young LLP as Illumina's independent registered public accounting firm ("Proposal 2"). The approval of Proposal 2 requires the affirmative vote of a majority of the shares present in person or represented by proxy at the 2012 Annual Meeting and entitled to vote thereon. Broker non-votes will not be counted and, therefore, will not have any effect on the outcome, and shares that vote to "abstain" will have the same effect as a vote against.

  •
  Illumina stockholders will hold an advisory vote to approve Illumina's compensation of the "named executive officers" disclosed in Illumina's definitive proxy statement ("Proposal 3"). The approval of Proposal 3 requires the affirmative vote of a majority of the shares present in person or represented by proxy at the 2012 Annual Meeting and entitled to vote thereon. Broker non-

    votes will not be counted and, therefore, will not have any effect on the outcome, and shares that vote to "abstain" will have the same effect as a vote against.

        Roche has no recommendation with respect to either Proposal 2 or Proposal 3. Roche will vote proxies for or against Proposal 2 and Proposal 3 as you direct on your GOLD proxy card, or, if no direction is indicated on your GOLD proxy card, Roche will abstain from voting your proxy on Proposal 2 and Proposal 3.

        Roche and its affiliates do not know of any other business that will be presented at the 2012 Annual Meeting. If, however, other matters are properly presented, the persons named in the enclosed GOLD proxy card will vote the shares represented thereby in accordance with their best judgment pursuant to the discretionary authority granted in the proxy. As a result, by signing, dating and returning the enclosed GOLD proxy card, stockholders will not be able to exercise their full voting power in the event that additional business is presented at the 2012 Annual Meeting (including if such business is announced in a proxy statement circulated by Illumina). Instead, if such additional business is presented, the persons named in the enclosed GOLD proxy card will vote the shares represented thereby in accordance with their best judgment in relation to such additional business.

Revocation of Proxies

        You may revoke or change your proxy instructions, including proxies already given to Illumina, at any time before it is voted at the 2012 Annual Meeting by: (i) signing and delivering a written notice of revocation bearing a later date than the proxy, (ii) submitting a later dated proxy by mail, telephone or the Internet or (iii) attending the 2012 Annual Meeting and voting in person (although attendance at the 2012 Annual Meeting will not in and of itself constitute a revocation of a proxy). To be effective, any written notice of revocation or subsequent proxy must be delivered to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or to the Secretary of Illumina before the shares have been voted at the 2012 Annual Meeting. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must follow the instructions set forth in the voting instruction cards to vote or revoke your earlier vote.

        Although a revocation is effective if delivered to the Secretary of Illumina, Roche recommends that either the original or a copy of any revocation be mailed to MacKenzie Partners at the address listed above, so that Roche will be aware of all revocations.

 OTHER INFORMATION

Solicitation of Proxies

        The solicitation is being made by Roche—Parent and CKH. Parent is a holding company that, through its subsidiaries, engages primarily in the development, manufacture, marketing and sales of pharmaceuticals and diagnostics and is one of the world's leading research-based health care groups active in the discovery, development, manufacture and marketing of pharmaceuticals and diagnostics. CKH, an indirect wholly owned subsidiary of Parent, was organized to make the Tender Offer and has not engaged in any activities other than in connection with the Tender Offer and this proxy solicitation. As of the record date for the 2012 Annual Meeting, CKH was the beneficial owner of 100 shares of Illumina's common stock.

        Information regarding directors, officers and employees of Parent and CKH who may assist in the solicitation of proxies is included in Annex B. No additional compensation will be paid for such services. Solicitation may be conducted in person, by telephone, electronically or by other means of communication.

        We have retained MacKenzie Partners, Inc. ("MacKenzie") to assist in soliciting GOLD proxies from banks, brokers, nominees, institutions and individuals. We have agreed to pay MacKenzie a fee of not more than $[                        ] for assisting us in soliciting proxies for the 2012 Annual Meeting, and have agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses. The agreement with MacKenzie contains customary indemnification provisions. MacKenzie anticipates that it will use approximately 50 persons in its solicitation efforts. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares held as of the record date. We may reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection therewith. In addition, directors, officers and certain employees of Roche may solicit GOLD proxies.

        We have engaged Greenhill & Co., LLC ("Greenhill") and Citigroup Global Markets Inc. ("Citi") as our financial advisors to provide certain financial advisory and investment banking services and as dealer managers in connection with the Tender Offer. Greenhill and Citi will receive customary fees in connection with such engagements, and we have also agreed to reimburse Greenhill and Citi for reasonable out-of-pocket expenses incurred in performing their services and to indemnify Greenhill and Citi against certain liabilities, including certain liabilities under the U.S. federal securities laws. Neither Greenhill nor Citi admits that it or any of its directors, officers, employees, affiliates or controlling persons is a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), in the solicitation of proxies for the 2012 Annual Meeting, or that Schedule 14A requires the disclosure of certain information concerning any of the foregoing. Neither Greenhill nor Citi nor any such director, officer, employee, affiliate or controlling person will receive any fee for, or in connection with, any solicitation activities other than the fees and reimbursements described above.

        All costs incidental to the solicitations of proxies on our behalf will be borne by us and we will not seek reimbursement of such costs from Illumina or otherwise. Total expenditures spent for, in furtherance of or in connection with the solicitation of proxies on our behalf are estimated to be approximately $ [                        ]. Such costs do not include costs represented by salaries and wages of our regular employees and officers. Total expenditures to date are approximately $50,000.

Security Ownership of Certain Beneficial Owners and Management of Illumina

        Information regarding security ownership of certain beneficial owners and management of Illumina is included in Annex E to this proxy statement.

 Important Notice Regarding the Availability of Proxy Materials for 2012 Annual Meeting

        This proxy statement is, and all other soliciting material filed by Roche after the date of this proxy statement will be, available at http://www.viewourmaterials.com/ILMN.

 Deadline for Submitting Stockholder Proposals and Director Nominations for the Next Annual Meeting

        Stockholder Proposals for Inclusion in Illumina's 2013 Proxy Statement.    Under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, in order for stockholder proposals to be considered for inclusion in Illumina's proxy statement for the 2013 annual meeting, such proposals must be received at Illumina's principal executive offices by not less than 120 calendar days before the first anniversary of the date on which Illumina's definitive proxy statement for the 2012 Annual Meeting was first released to stockholders. If the 2012 Annual Meeting is not held, or the date of the 2013 annual meeting varies by more than 30 days from the date of the 2012 Annual Meeting, Illumina will be required, in a timely manner, to inform stockholders of such change, and stockholder proposals must be received a reasonable time before Illumina begins to print and mail the proxy materials for the 2013 annual meeting in order to be considered for inclusion in Illumina's proxy statement.

        Other Stockholder Proposals for Presentation at the 2013 Annual Meeting.    Alternatively, stockholders intending to present a proposal or nominate a director for election at the 2013 annual meeting without having the proposal or nomination included in Illumina's 2013 proxy statement must comply with the requirements set forth in Illumina's bylaws. Under Illumina's bylaws, for notices of nominations or other business to be properly brought before an annual meeting, notice must be delivered or mailed to Illumina's Secretary and received at the principal executive offices of Illumina not later than the close of business 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders; provided, however, in the event the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date, then to be timely such notice must be received by Illumina not later than the close of business on the later of the 90th day prior to the date of the meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The proposal or nomination must contain the information required by Illumina's bylaws, a copy of which is available upon request to Illumina's Secretary.

Appraisal Rights

        No appraisal rights are available in connection with this proxy solicitation or the Tender Offer. However, if the Proposed Merger is subsequently consummated, appraisal rights will be available to stockholders who have not tendered their shares in the Tender Offer or voted in favor of the merger, and who otherwise comply with the applicable statutory procedures under Delaware Law. The preservation and exercise of appraisal rights in connection with the Proposed Merger requires strict adherence to the applicable provisions of Delaware Law.

        Executing a GOLD proxy card for the election of the independent candidates that we nominated and in favor of our other proposals will not prevent a holder of shares after consummation of the Tender Offer from subsequently demanding appraisal of those shares in connection with the consummation of any merger.

Information Concerning Illumina

        The information concerning Illumina contained in this proxy statement has been taken from, or is based upon, publicly available information. Non-public information concerning Illumina was not available to us for the purpose of preparing this proxy statement. Illumina has not cooperated with us in, and has not been involved in, the preparation of this proxy statement and has not verified the information contained in this proxy statement. Publicly available information concerning Illumina may contain errors. Roche has no knowledge that would indicate that any statements contained herein regarding Illumina, based upon such publicly filed reports and documents, are inaccurate, incomplete or untrue.

Forward-Looking Statements

        This proxy statement contains certain "forward-looking statements." These forward-looking statements may be identified by words such as "may," "will," "expects," "believes," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future," or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) economic and currency conditions; (2) competitive and technological factors; and (3) risks and uncertainties relating to the proposed transaction.

        The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to forward-looking statements made in connection with a tender offer.

                      CKH Acquisition Corporation
                      Roche Holding Ltd

Dated: March [    ], 2012

ANNEX A

MISCELLANEOUS INFORMATION CONCERNING
THE INDEPENDENT CANDIDATES AND THE ALTERNATE NOMINEES

        Each of the independent candidates and the alternate nominees has consented to being named as a nominee in this proxy statement and, if elected, to serve as a director of Illumina.

        None of the independent candidates, the alternate nominees nor any of their associates presently holds, or has held in the past, any position or office with, or served as a director of, Illumina or any of its subsidiaries or affiliates. No occupation or employment was carried on by any of the independent candidates or the alternate nominees with Illumina or any corporation or organization which is or was a parent, subsidiary or other affiliate of Illumina, and none of the independent candidates nor the alternate nominees has ever served on the Illumina board of directors.

        Except as disclosed herein, there are no arrangements or understandings between the independent candidates or the alternate nominees and any other party pursuant to which any such candidate or alternate nominee was or is to be selected as a director or nominee to the Illumina board of directors.

        There are no family relationships (as defined in Item 401(d) of Regulation S-K under the Securities Act of 1933) among any of the independent candidates or the alternate nominees or between any of the independent candidates or the alternate nominees, on the one hand, and any director or executive officer of Illumina, on the other hand.

        None of the independent candidates or the alternate nominees has been involved in any legal proceedings that would be required to be disclosed under Item 401(f) of Regulation S-K.

        There are no material proceedings in which any of the independent candidates nominated by us, the alternate nominees nor any of their associates is a party adverse to Illumina or any of its subsidiaries or has a material interest adverse to Illumina or any of its subsidiaries.

        None of (i) the independent candidates or the alternate nominees, (ii) their immediate family members (as defined in 404(a) of Regulation S-K), (iii) corporations or organizations for which any of the independent candidates or the alternate nominees is an executive officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities or (iv) trusts or other estates in which any of the independent candidates or the alternate nominees has a substantial beneficial interest or serves as a trustee or in a similar capacity has been indebted to Illumina or its subsidiaries at any time since January 1, 2011, in an amount in excess of $120,000. Illumina has not arranged for any loans to be made to, or for, any of the independent candidates or the alternate nominees by others.

        None of the relationships regarding the independent candidates or the alternate nominees described under Item 404(b) of Regulation S-K exists or has existed since January 1, 2011. There are no relationships involving any of the independent candidates, the alternate nominees or any of their associates, that would have required disclosure under Item 402(j) of Regulation S-K had the independent candidates or the alternate nominees been directors of Illumina.

        Except as disclosed herein, since January 1, 2011 none of the independent candidates, the alternate nominees nor any of their associates has any direct or indirect material interest in any transaction or series of transactions, or currently proposed transaction, to which Illumina or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000. In the ordinary course of business, certain employers or past employers of the independent candidates or the alternate nominees may be or have been customers of Illumina.

        Neither the independent candidates, the alternate nominees nor any of their associates has any arrangement or understanding with any person with respect to any future employment by Illumina or its affiliates, or with respect to any future transactions to which Illumina or its affiliates will or may be a party.

        Except as set forth in Exhibit I to this Annex A, none of the independent candidates, the alternate nominees, Parent, CKH nor any of their respective associates own beneficially (directly or indirectly) any shares or other securities of Illumina or its subsidiaries. Except as set forth in Exhibit I to this Annex A, none of the independent candidates, the alternate nominees, Parent nor CKH (i) own of record any shares or other securities of Illumina, (ii) have purchased or sold any securities of Illumina in the past two years or (iii) are, or have been within the past year, a party to any contract, arrangement, or understanding with any person with respect to any securities of Illumina.

        We believe that, if elected, the independent candidates nominated by us will exercise their independent judgment in accordance with the fiduciary duties imposed by law in all matters that come before the Illumina board of directors and will act in your best interests and promptly explore all alternatives for maximizing stockholder value, which may include selling Illumina to us, selling Illumina to a third party or remaining independent. To the extent that the election of the independent candidates that we nominated and the approval of our other proposals may have an impact on the consummation of the Tender Offer, Roche and its affiliates could be considered to have a substantial interest in certain of the matters to be acted upon at the 2012 Annual Meeting. Except as disclosed herein, none of the independent candidates, the alternate nominees nor any of their associates has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter which we believe will be acted upon at the 2012 Annual Meeting.

 Exhibit I to Annex A

Purchase/Sale Transactions

        On December 19, 2011, CKH purchased 100 shares for $26.90 per share through an ordinary brokerage transaction.

ANNEX B

PERSONS WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES

        Set forth below are the names, principal business addresses and principal occupations or employment of the directors, officers, employees and other representatives of Roche who may assist in our solicitation of proxies in connection with the 2012 Annual Meeting, and the name, principal business and address of any corporation or other organization in which their employment is carried on. Information with respect to the independent candidates nominated by us is included in the attached proxy statement and in Annex A thereto. To the extent any of these individuals assists Parent and/or CKH in their solicitation of proxies for the 2012 Annual Meeting, these persons may be deemed "participants" under SEC rules.

Directors, Officers and Employees of Parent

        All persons listed below are Swiss citizens, except: Prof. Dr. Pius Baschera and Prof. Dr. Beatrice Weder di Mauro, who are dual citizens of Switzerland and Italy, Dr. Franz B. Humer, who is a dual citizen of Switzerland and Austria, Prof. Sir John Irving Bell, who is a dual citizen of the United Kingdom and Canada, Lodewijk J.R. de Vink, Dr. Arthur D. Levinson and Daniel O'Day, who are citizens of the United States, Dr. DeAnne Julius, who is a dual citizen of the United States and the United Kingdom, William M. Burns, who is a citizen of the United Kingdom, Dr. Christoph Franz and Dr. Alan Hippe, who are citizens of Germany, Paul Bulcke, who is a citizen of Belgium, Dr. Severin Schwan, who is a citizen of Austria, and Sascha Bucher, who is a citizen of Switzerland and Germany. For each person the principal business address is c/o Roche Holding Ltd, Grenzacherstrasse 124, CH-4070 Basel, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. To the extent any of these individuals assists Parent and/or CKH in their solicitation of proxies for the 2012 Annual Meeting, these persons may be deemed "participants" under the SEC rules.

Name	Present Position with Parent or Other Principal Occupation or Employment
Dr. Franz B. Humer	Chairman
Prof. Dr. Bruno Gehrig	Vice-Chairman and Independent Lead Director
André Hoffmann	Vice-Chairman
Prof. Dr. Pius Baschera	Director; Chairman of Hilti Corporation
Prof. Sir John Irving Bell	Director; Regius Professor of Medicine at the University of Oxford; President of Academy of Medical Sciences in the United Kingdom
Lodewijk J.R. de Vink	Director; Partner in Blackstone Healthcare Partners, LLC
Dr. DeAnne Julius	Director; Chairman of Chatham House; Chairman of the Royal Institute of International Affairs
Dr. Andreas Oeri	Director; orthopedic surgeon
Prof. Dr. Beatrice Weder di Mauro	Director; Professor of International Finance and Macroeconomics at the University of Mainz
William M. Burns	Director
Dr. Christoph Franz	Director; Chairman of the Executive Board and Chief Executive Officer of Deutsche Lufthansa AG
Peter R. Voser	Director; Chief Executive Officer of Royal Dutch Shell plc

Name	Present Position with Parent or Other Principal Occupation or Employment
Paul Bulcke	Director; Chief Executive Officer of Nestlé S.A.
Dr. Arthur D. Levinson	Director; Chairman of Genentech, Inc.; Chairman of Apple Inc.
Dr. Severin Schwan	Chief Executive Officer of Roche Group
Dr. Alan Hippe	Chief Financial and IT Officer
Daniel O'Day	Chief Operating Officer of the Diagnostics Division
Sascha Bucher	Vice Director, Mergers and Acquisitions

Directors, Officers and Employees of CKH

        All persons listed below are citizens of the United States. For each person, the principal business address is c/o CKH Acquisition Corporation, attn: Bruce Resnick, 1 DNA Way, Bldg. 82-MS24, South San Francisco, CA 94080. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with CKH. To the extent any of these individuals assists Parent, Holdings and/or CKH in their solicitation of proxies for the 2012 Annual Meeting, these persons may be deemed "participants" under the SEC rules.

Name	Present Position with CKH or Other Principal Occupation or Employment
Bruce Resnick	Director; President, Vice President and Treasurer; Vice President of Roche Holdings, Inc.
Frederick C. Kentz III	Vice President and Secretary; General Counsel of Hoffmann-LaRoche Inc.
Roger Brown	Vice President and Assistant Secretary; Director of Taxes of Genentech, Inc.
David P. McDede	Vice President; Vice President and Treasurer of Hoffmann-La Roche Inc.

Interests of Participants and Other Potential Participants

        On December 19, 2011, CKH purchased 100 shares for $26.90 per share through an ordinary brokerage transaction. No part of the purchase price or market value of any of such shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding those shares.

        Except as set forth herein, to our knowledge, after reasonable inquiry, with respect to the individuals listed above under "Directors, Officers and Employees of Parent", "Directors, Officers and Employees of CKH" and "Other Potential Participants" in this Annex B:

        Except as described herein, no such person and no associate of any such person has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter which we believe will be acted upon at the 2012 Annual Meeting.

        During the past ten years, no such person has been convicted in a criminal proceeding or has been named the subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors).

        No such person is the beneficial owner, directly or indirectly, of any Illumina securities.

        No such person is the record owner of any Illumina securities.

        No such person is the beneficial owner, directly or indirectly, of any securities of any parent or subsidiary of Illumina.

        No associate of any such person is the beneficial owner, directly or indirectly, of any Illumina securities.

        No such person has purchased or sold Illumina securities within the past two years.

        No such person is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Illumina, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

        No such person has an arrangement or understanding with respect to any future employment by Illumina or its affiliates or with respect to any future transactions to which Illumina or any of its affiliates will or may be a party.

        No associate of any such person has an arrangement or understanding with respect to any future employment by Illumina or its affiliates or with respect to any future transactions to which Illumina or any of its affiliates will or may be a party.

        Since January 1, 2011, no such person nor any associate of such person has had any direct or indirect material interest in any transaction or series of transactions, or currently proposed transaction, to which Illumina or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000. In the ordinary course of business, certain employers, past employers or companies with which such persons have been associated may be or have been customers of Illumina.

ANNEX C

COMPENSATION AND INDEMNIFICATION OF ILLUMINA'S
NON-EMPLOYEE DIRECTORS

        The information below describing Illumina's compensation and indemnification arrangements for its non-employee directors is based solely on Illumina's public filings.

Compensation

        Non-employee directors of Illumina annually receive a combination of cash compensation and equity compensation. Annual cash compensation is comprised of a cash retainer and committee fees. Non-employee directors receive an annual cash retainer in the amount of $50,000, with the Chairman receiving an additional retainer of $20,000. In addition, non-employee directors receive $15,000 for serving on the audit committee (and an additional $10,000 for serving as chairperson), $10,000 for service on the compensation committee (and an additional $5,000 for serving as chairperson), $7,000 for serving on the nominating/corporate governance committee (and an additional $5,500 for serving as chairperson) and $7,000 for serving on the diagnostics advisory committee (and an additional $5,500 for serving as chairperson). Directors can elect to receive fully vested shares of Illumina's common stock in lieu of all, but not less than all, cash retainers and board committee fees payable with respect to any given year.

        Annual equity compensation is comprised of stock options to purchase 10,800 shares of Illumina's common stock and 1,440 restricted stock units ("RSUs"). The exercise price of the stock options is the fair market value on the day of grant, which is the annual meeting date. The stock options and RSUs vest on the earlier of (i) the one year anniversary of the grant date and (ii) the date immediately preceding the annual meeting day for the year following the year of grant.

        A non-employee director receives a one-time equity grant upon joining the board of directors. The grant consists of stock options to purchase 28,000 shares of Illumina common stock and 4,000 RSUs. The exercise price of the stock options is the fair market value on the day of grant, which is the date the individual is elected as a director. The stock options vest 25% on the first anniversary of the grant date and the remaining portion vests ratably over the following 36 months. The RSUs vest 25% on each of the first four anniversaries of the grant date.

        At the time directors receive RSUs, they are given the opportunity to elect to receive a portion of the award in cash upon vesting in order to satisfy their federal income tax obligations. In addition, directors can defer their fees under Illumina's Deferred Compensation Plan. While Illumina can make discretionary contributions to accounts under its Deferred Compensation Plan, it has not made any contributions since the plan was established.

        In the event of a change of control, the board of directors may take the following actions with respect to outstanding equity awards: (i) provide for the assumption or substitution of the awards, (ii) accelerate the vesting and terminate the restrictions on any awards, (iii) terminate the awards on such terms and conditions as it deems appropriate (including a cash-out of awards). Based on Illumina's filed option agreement for non-employee directors, in the event of a change of control, all options held by directors will be assumed, or an equivalent award will be substituted by the successor corporation. If the options are not assumed or substituted, they will become fully vested and exercisable.

C-1

Stock Ownership Requirements

        Illumina's stock ownership policy requires that all directors hold a minimum amount of Illumina stock with an aggregate value equal to three times the director's annual cash retainer (without regard to committee or chairperson fees). Unvested RSUs and stock options do not count towards satisfying the stock ownership policy requirements. Directors are required to reach such ownership level within three years of joining the board of directors. Until a director is in compliance with the stock ownership policy, he or she is required to retain all net shares of Illumina stock received as a result of the vesting of any RSUs.

Indemnification

        To the fullest extent permitted by the Delaware General Corporation Law, Illumina's charter eliminates the personal liability of its directors to Illumina or its stockholders for monetary damages for breach of fiduciary duty as a director and requires Illumina to indemnify any current or former director to the fullest extent permitted by law. In addition, Illumina has entered into indemnity agreements with its directors and executive officers pursuant to which Illumina has agreed to indemnify such directors and executive officers to the fullest extent permitted by law in connection with certain claims.

C-2

ANNEX D

FORM OF
NOMINATION AGREEMENT

        NOMINATION AGREEMENT (this "Agreement") dated as of [    •    ], 2012 between CKH Acquisition Corporation, a Delaware corporation ("Roche"), [NAME OF NOMINEE], an individual ("Nominee"), and, solely for the purposes of Section 7 hereof, Roche Holdings, Inc., a Delaware corporation ("Roche Holdings").

W I T N E S S E T H:

        WHEREAS, Roche desires to name Nominee as a nominee or alternate nominee for election to the Board of Directors (the "Board") of Illumina, Inc., a Delaware corporation (the "Company"), and, if nominated, to solicit proxies from the stockholders of the Company for the election of Nominee to the Board as well as the election of other nominees to the Board and the approval of certain other proposals in connection with the Company's 2012 annual meeting of shareholders or any adjournment or postponement thereof (collectively, the "Proxy Solicitation");

        WHEREAS, Nominee has agreed to be nominated by Roche for election to the Board; and

        WHEREAS, the parties acknowledge that Nominee will, if elected to the Board, exercise Nominee's independent judgment in accordance with the fiduciary duties imposed by law in all matters before the Board.

        NOW, THEREFORE, the parties agree as follows:

        Section 1.    Agreements of Nominee.    (a) Nominee agrees (i) to be named as a nominee or alternate nominee for election to the Board in any and all materials prepared by Roche in connection with the Proxy Solicitation (the "Proxy Materials"), (ii) to provide true and complete information concerning Nominee and Nominee's background, experience, abilities and integrity as may be reasonably requested from time to time by Roche (including, without limitation, all information required to be disclosed to the Securities and Exchange Commission (the "SEC") or in the Proxy Materials) and not to make any untrue statement of a material fact in such information or to omit to state a material fact necessary in order to make such information not misleading (which information may be disclosed by Roche in the Proxy Materials or otherwise in connection with the Proxy Solicitation), (iii) to cooperate with and assist Roche in a reasonable manner in any threatened or filed claim, action, suit, proceeding or investigation (each, an "Action") relating to the Proxy Solicitation to the extent that such cooperation would not entail a breach of any fiduciary duty owed by Nominee to the Company or its stockholders and (iv) if elected to the Board, to serve as a director of the Company.

        (b)   Notwithstanding any provision of this Agreement, Nominee acknowledges and agrees that (i) Roche has no obligation to nominate Nominee to the Board or to commence or complete the Proxy Solicitation and (ii) Roche may terminate this Agreement at any time in accordance with Section 6(b), subject to Section 6(c).

        Section 2.    Compensation.    In consideration for Nominee's agreement to be nominated for election to the Board, Roche shall pay Nominee a fee (the "Fee") of $60,000, to be paid on or promptly following the date hereof. For the avoidance of doubt, Nominee shall be entitled to the full amount of the Fee regardless of whether Nominee is elected to the Board. Nominee may, in lieu of being paid the Fee, direct Roche to pay the Fee directly to a charity of Nominee's choice.

        Section 3.    Expenses.    Roche shall promptly reimburse Nominee for all reasonable out-of-pocket expenses incurred by Nominee prior to the termination of this Agreement in connection with, relating to or arising out of the Proxy Solicitation or Nominee's role or status as a nominee or alternate nominee for election to the Board, including, without limitation, reasonable travel expenses and reasonable expenses of an independent counsel acting for Nominee and the other individuals selected by Roche for nomination in connection with the Proxy Solicitation and which does not have any actual or potential conflicts of interests with any such individuals.

        Section 4.    Status; Taxes.    (a) Nominee is an independent contractor. Nominee shall not be an employee of Roche and shall not be entitled to participate in any employee benefit plans or other benefits or conditions of employment available to the employees of Roche. Nominee shall not direct the work of any employee of Roche, make any management decisions on behalf of Roche, present himself as an employee of Roche or undertake to commit Roche to any course of action in relation to third persons.

        (b)   To the extent consistent with applicable law, Roche shall not withhold any amounts paid to Nominee pursuant hereto as federal income tax withholding from wages or as employee contributions under the Federal Insurance Contributions Act or any other state or federal laws. Nominee shall be solely responsible for the withholding and/or payment of any federal, state or local income or payroll taxes in connection with such amounts.

        (c)   Prior to payment of the Fee pursuant to Section 2, Nominee shall provide Roche with a correct taxpayer identification number on IRS Form W-9 and indicate thereon that Nominee is not subject to backup withholding on the Fee.

        Section 5.    Indemnification.    (a) Roche shall indemnify, defend and hold harmless Nominee from and against any and all reasonable expenses (including, without limitation, reasonable attorneys' fees in accordance with Section 5(b) or if Nominee is a witness relating to any Action, and reasonable travel and lodging fees and expenses relating to any Action), damages, losses, liabilities, judgments and amounts paid or payable in settlement (in accordance with Section 5(b)) (collectively, "Losses") arising out of or in connection with any threatened, pending or completed Action (regardless of whether Nominee is the subject of the Action or involved in an ancillary matter, including without limitation as a witness) in connection with, relating to or arising out of the Proxy Solicitation or Nominee's role or status as a nominee or alternate nominee for election to the Board (but only to the extent relating to actions or omissions that occurred prior to the election and certification of Nominee to the Board); provided that Roche shall not be required to indemnify Nominee to the extent it has been finally determined that such Losses result from (i) Nominee's gross negligence, willful misconduct or knowing violation of law or knowing violation of the terms of this Agreement or (ii) reliance by Roche on any untrue statement of a material fact contained in the information, or any omission to state a material fact necessary in order to make such information not misleading, in either case that Nominee supplied to Roche in writing for inclusion in any materials disclosed by Roche in connection with the Proxy Solicitation.

        (b)   Upon receipt by Nominee of actual written notice of an Action in respect of which indemnity may be sought by Nominee pursuant to Section 5(a), Nominee shall as promptly as practicable notify Roche with respect thereto. In any event, failure to notify Roche shall not relieve Roche from any obligations which Roche may have on account of Section 5(a), except to the extent Roche shall have been materially prejudiced by such failure. Roche may at its election, or shall if requested by Nominee, assume the defense of and control any such Action, including the employment of counsel that is reasonably satisfactory to Nominee and the timely payment of the reasonable fees and expenses of such counsel, in which event, except as provided below, Roche shall not be liable for the fees and expenses of any other counsel retained by Nominee in connection with such Action. In any such Action the defense of which Roche shall have so assumed, Nominee shall have the right to participate in (but not control) such Action and to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of Nominee unless (i) Roche and Nominee shall have mutually agreed in writing to the retention of such counsel or (ii) the named parties to any such Action (including any impleaded parties) include (or are reasonably likely to include) Roche and Nominee, both parties are represented by the same counsel and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between Roche and Nominee, in which case of either clause (i) or (ii), Roche shall timely pay the reasonable fees and expenses of Nominee's counsel. Roche shall not be liable for any settlement of any Action effected without its written consent (such consent not to be unreasonably withheld), but if settled with such consent or if there is a final judgment against Nominee or other final resolution (e.g. in an arbitration or investigation) of such Action, Roche agrees to indemnify Nominee from and against any loss or liability by reason of such settlement, judgment or resolution (including, without limitation, the amounts of such settlement, judgment or resolution) to the extent that such settlement, judgment or resolution relates to any Action with respect to which Nominee is entitled to indemnification hereunder. In no event shall Roche settle, without Nominee's prior written consent, any Action in any manner that would impose any injunctive or equitable relief, or admit any criminal liability, against Nominee.

        (c)   Nominee's right to indemnification under this Section 5 shall include the right to require Roche to advance all reasonable expenses (including reasonable attorneys' fees in accordance with Section 5(b)) incurred by Nominee in connection with any Action with respect to which Nominee could be entitled to indemnification hereunder as such expenses are incurred by Nominee. To the extent that it is ultimately determined pursuant to the conditions set forth in Section 5(a) that Nominee is not entitled to indemnification for the advanced expenses, Nominee shall repay the portion of such advanced expenses to which Nominee is not entitled from Roche.

        Section 6.    Effectiveness; Termination.    (a) This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

        (b)   This Agreement shall terminate, subject to Section 6(c), on the earliest to occur of: (i) the election and certification of Nominee to the Board; provided that if the election, qualification or certification of Nominee to the Board is contested on any grounds, this Agreement shall not terminate until such contest has been finally resolved; (ii) the delivery by Roche to Nominee of a notice of termination of this Agreement; (iii) the public announcement by Roche of its final termination or abandonment of the Proxy Solicitation; (iv) the election and certification of all of the directors of the Board in connection with the Company's 2012 annual meeting of shareholders or any adjournment or postponement thereof if Nominee is not among such directors; and (v) the public announcement by Roche of a definitive agreement with respect to a business combination transaction between Roche and the Company.

        (c)   The agreements contained in this Section 6(c) and Section 2, Section 3, Section 5, Section 7 and Section 8 shall survive the termination of this Agreement.

        Section 7.    Roche Holdings Guarantee.    Roche Holdings hereby (i) absolutely, unconditionally and irrevocably guarantees to Nominee the due and punctual performance, when and if due, of Roche's obligation to make payments to Nominee pursuant to Section 2, Section 3 and Section 5 of this Agreement and (ii) agrees to cause Roche to comply with its other obligations under Section 2, Section 3 and Section 5 of this Agreement.

        Section 8.    Miscellaneous.

        (a)    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

        (b)    Entire Agreement; Amendments and Waivers.    This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, with respect to the subject matter hereof. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

        (c)    No Waiver.    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

        (d)    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

        (e)    No Assignment; Successors.    No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, assigns and heirs.

        (f)    Jurisdiction.    The parties hereto agree that any suit, action or proceeding brought by either party hereto seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery. If it is determined that the Court of Chancery does not have proper jurisdiction, such suit, action or proceeding shall be brought in any federal court located in the State of Delaware if such federal court has proper subject matter jurisdiction, and otherwise in any state court located in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in such courts or that any such suit, action or proceeding brought in such courts has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such courts. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8(h) shall be deemed effective service of process on such party.

        (g)    WAIVER OF JURY TRIAL.    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        (h)    Notices.    Notices and all other communications provided hereunder shall be in writing (including facsimile transmission) and shall be given (i) if to Roche, to CKH Acquisition Corporation, 1 DNA Way, Bldg. 82—MS24, South San Francisco, CA 94080, Attention: Bruce Resnick with a copy (which shall not constitute notice) to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, Facsimile No. (212) 701-5800, Attention: Marc O. Williams, (ii) if to Nominee, to the address set forth below Nominee's name on the signature page hereto with a copy (which shall not constitute notice) to Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, Facsimile No. (212) 751-4864, Attention: David Allinson or (iii) to such other address or facsimile number as either party may have furnished to the other in writing in accordance herewith. All such notices and other communications shall be deemed received on the date of receipt by the recipient.

        (i)    Counterparts.    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signature Page Follows]

        IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

CKH ACQUISITION CORPORATION
By:	Name: Title:

ROCHE HOLDINGS, INC., solely for the purposes of Section 7
By:	Name: Title:

[NOMINEE] [Address] [Address] [Facsimile No.]
[Name]

ANNEX E

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF ILLUMINA

        Unless otherwise indicated, the following information is based solely on Illumina's definitive proxy statement filed with the SEC on [March] [    •    ], 2012 in connection with the 2012 Annual Meeting. The following table sets forth as of January 31, 2012, certain information with respect to the beneficial ownership of Illumina's common stock by (i) each person reported by Illumina to own beneficially more than 5% of the outstanding shares, (ii) each named director of Illumina, (iii) each named executive officer of Illumina, and (iv) all directors and executive officers of Illumina as a group. Unless otherwise indicated below, the owner's address for each person is Illumina's business address: 5200 Illumina Way, San Diego, CA 92122.

Name of Beneficial Owner	Common Stock Beneficially Owned (Excluding Stock Options)(1)	Stock Options Exercisable Within 60 Days of January 31, 2012(2)	Total Common Stock Beneficially Owned(1)(2)	Percent of Common Stock(3)
Jay T. Flatley(4)	310,841	1,830,728	2,141,569	1.7%
Christian O. Henry	12,928	216,998	229,926	*
Christian G. Cabou(5)	17,029	104,187	121,216	*
Nicholas J. Naclerio	1,546	103,488	105,034	*
Tristan B. Orpin	20,636	245,271	265,907	*
William H. Rastetter	92,480	135,500	227,980	*
A. Blaine Bowman	5,800	97,956	103,756	*
Daniel M. Bradbury	3,800	41,500	45,300	*
Karin Eastham	3,480	79,500	82,980	*
Paul C. Grint	4,200	89,500	93,700	*
Gerald Möller	4,000	11,666	15,666	*
David R. Walt(6)	1,057,846	155,500	1,213,346	*
Roy A. Whitfield	3,000	70,700	73,700	*
Capital Research Global Investors(7)	n/a	n/a	13,975,676	11.4%
333 South Hope Street Los Angeles, CA 90071
Baillie Gifford & Co(8)	n/a	n/a	13,690,903	11.2%
Calton Square, 1 Greenside Row Edinburgh EH1 3AN Scotland UK
Sands Capital Management, LLC(9)	n/a	n/a	11,122,866	9.1%
1101 Wilson Blvd. Suite 2300 Arlington, VA 22209
Morgan Stanley(10)	n/a	n/a	9,317,417	7.6%
1585 Broadway New York, NY 10036

Name of Beneficial Owner	Common Stock Beneficially Owned (Excluding Stock Options)(1)	Stock Options Exercisable Within 60 Days of January 31, 2012(2)	Total Common Stock Beneficially Owned(1)(2)	Percent of Common Stock(3)
Prudential Financial, Inc.(11)	n/a	n/a	7,029,429	5.8%
751 Broad Street Newark, NJ 07102
AllianceBernstein LP(12)	n/a	n/a	6,920,656	5.7%
1345 Avenue of the Americas New York, NY 10105
Edgewood Management LLC(13)	n/a	n/a	6,213,217	5.1%
350 Park Avenue, 18th Floor New York, NY 10022
All directors, director nominees, and executive officers as a group (17 persons, including those directors and executive officers named above)	1,590,586	3,612,069	5,202,655	4.1%

*
Represents beneficial ownership of less than one percent (1%) of Illumina's issued and outstanding shares of common stock.

(1)
Includes shares of stock beneficially owned as of January 31, 2012. Also includes restricted stock units, or RSUs, vesting within 60 days of January 31, 2012. An RSU represents a conditional right to receive one share of Illumina's common stock at a specified future date.

(2)
Includes stock options that are exercisable as of January 31, 2012 and stock options that vest, or become exercisable, within 60 days of January 31, 2012.

(3)
Percentage ownership is based on 122,327,021 shares of common shares of common stock outstanding on January 31, 2012.

(4)
Includes 15,000 shares owned by Mr. Flatley's children.

(5)
Includes 1,000 shares for which Mr. Cabou shares voting power with his spouse.

(6)
Includes 82,960 shares owned by Dr. Walt's spouse.

(7)
This information is based on a Schedule 13G filed with the SEC on February 9, 2012. Capital Research Global Investors reports that it has sole voting power with respect to 13,975,676 shares and sole dispositive power with respect to 13,975,676 shares.

(8)
This information is based on a Schedule 13G/A filed with the SEC on February 13, 2012. Baillie Gifford & Co. reports that it has sole voting power with respect to 10,199,418 shares and sole dispositive power with respect to 13,690,903 shares.

(9)
This information is based on a Schedule 13G/A filed with the SEC on February 14, 2012. Sands Capital Management, LLC reports that it has sole voting power with respect to 7,442,211 shares and sole dispositive power with respect to 11,122,866 shares and that such shares are beneficially owned by clients of Sands Capital Management, LLC.

(10)
This information is based on a Schedule 13G/A filed with the SEC on February 8, 2012. Morgan Stanley reports that it has sole voting power with respect to 9,128,819 shares and sole dispositive power with respect to 9,317,417 shares. It is Illumina's understanding that the shares being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., an investment adviser and a wholly owned subsidiary of Morgan Stanley.

(11)
This information is based on a Schedule 13G/A filed with the SEC on February 14, 2012. Prudential Financial, Inc. has sole voting and sole dispositive power over 137,651 shares, shared voting power over 3,958,768 shares, and shared dispositive power over 6,891,778 shares, which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. It is Roche's understanding based on Jennison Associates LLC's Schedule 13G/A filed with the SEC on February 13, 2012 that Prudential indirectly owns 100% of equity interests of Jennison Associates LLC. As a result, Prudential may be deemed to have shared dispositive power over the 7,002,319 shares reported on Jennison Associates LLC's Schedule 13G/A filed with the SEC on February 13, 2012. Jennison Associates LLC does not file jointly with Prudential; as such, shares included in Jennison Associates LLC's Schedule 13G/A may also be included in the shares reported in the Schedule 13G filed by Prudential Financial, Inc.

(12)
This information is based on a Schedule 13G filed with the SEC on February 13, 2012. AllianceBernstein reports that it has sole voting power with respect to 6,333,000 shares, sole dispositive power with respect to 6,911,793 shares, shared voting power over 7,563 shares, and shared dispositive power over 8,863 shares. It is Illumina's understanding that AllianceBernstein is a majority owned subsidiary of AXA Financial, Inc. (and indirect majority owned subsidiary of AXA SA) and that AllianceBernstein may be deemed to share beneficial ownership with AXA SA reporting persons by virtue of 8,863 shares of common stock acquired on behalf of general and special accounts of the affiliated entities for which AllianceBernstein serves as subadvisor.

(13)
This information is based on a Schedule 13G filed with the SEC on February 13, 2012. Edgewood Management LLC reports that it has shared voting power and shared dispositive power with respect to 6,213,217 shares. Edgewood Management has disclaimed beneficial ownership in the shares it reported except to the extent of its pecuniary interest therein.

GOLD PROXY CARD

FORM OF PROXY CARD

PRELIMINARY COPY

SUBJECT TO COMPLETION

VOTE BY INTERNET	WWW.CESVOTE.COM

Use the Internet to submit your proxy until [11:59 p.m., Eastern Time,] on [•, 2012].  Have your GOLD proxy card in hand when you access the website listed above and follow the instructions provided.  You will be required to provide the unique electronic voting number printed below.

VOTE BY TELEPHONE	[1-888-•••••••]

Use any touch-tone telephone to submit your proxy until [11:59 p.m., Eastern Time,] on [•, 2012].  Have your GOLD proxy card in hand when you call and follow the instructions provided.  You will be required to provide the unique electronic voting number printed below.

Electronic Voting Number:

You may submit a proxy by telephone or the Internet 24 hours a day, 7 days a week.  Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed, dated and returned a GOLD proxy card.

OR

VOTE BY MAIL

If you do not wish to submit a proxy by telephone or the Internet, please mark, sign, date and promptly return your GOLD proxy card in the enclosed postage-paid envelope to:  Roche, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2012 ANNUAL MEETING:

The Proxy Statement is, and all other soliciting materials filed by Roche after the date of the Proxy Statement will be, available at http://www.viewourmaterials.com/ILMN.

TO SUBMIT A PROXY BY MAIL, DETACH ALONG THE PERFORATION, MARK, SIGN, DATE AND RETURN THE BOTTOM PORTION PROMPTLY USING THE ENCLOSED ENVELOPE.

ROCHE HOLDING LTD CKH ACQUISITION CORPORATION	GOLD PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF ROCHE HOLDING LTD AND CKH ACQUISITION CORPORATION FOR USE AT THE 2012 ANNUAL MEETING OF STOCKHOLDERS OF ILLUMINA, INC.

This proxy is solicited on behalf of Roche Holding Ltd and CKH Acquisition Corporation (collectively referred to as “Roche”), and not on behalf of the Board of Directors of Illumina Inc., a Delaware corporation (“Illumina”).  The undersigned stockholder of Illumina hereby appoints Bruce Resnick and Frederick C. Kentz III, or either of them, proxies and attorneys-in-fact, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2012 annual meeting of stockholders of Illumina to be held at [place], on [                 ], 2012 at [time], and at any adjournment, postponement, continuation or rescheduling thereof, and to vote all shares of Illumina common stock which the undersigned would be entitled to vote if then and there personally present, as specified herein on the matters set forth below, and in the discretion of such persons upon all other matters as may properly come before the annual meeting.

The shares represented by this proxy will be voted as directed. If no direction is indicated, the proxies named above will vote this proxy FOR Proposal 1 and Proposals 4-7 and will ABSTAIN from voting with respect to Proposals 2 and 3 (Proposals 1-7 are described on the reverse).  Abstentions will have the effect of a vote against Proposals 2 and 3.  The proxies will vote on such other matters as may properly come before the meeting as Roche may recommend or otherwise in the proxies’ discretion.   If any of the independent candidates nominated by Roche for director is unable or declines to serve as a director, this proxy will be voted for any nominee that Roche designates.

This proxy revokes all prior proxies given by the undersigned with respect to the matters covered hereby.  The undersigned acknowledges receipt of the Proxy Statement of Roche dated [•], 2012 (the “Proxy Statement”).

Your vote is important. Please vote immediately.

Please mark, sign, date and return your proxy form in the enclosed postage-paid envelope.

[continued on the reverse side]

☒           Please mark votes as in this example.

YOUR VOTE IS IMPORTANT!

Please take a moment now to submit a proxy with respect to your shares of

Illumina, Inc. common stock for the 2012 Annual Meeting of Stockholders.

PLEASE REVIEW THE PROXY STATEMENT AND

SUBMIT A PROXY.

(See reverse side for instructions.)

You may submit a proxy by telephone or the Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a GOLD proxy card.

ROCHE RECOMMENDS A VOTE FOR PROPOSAL 1 AND PROPOSALS 4 THROUGH 7. ROCHE MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3.  Proposal 6 is conditioned on the approval of Proposal 4.  None of Proposals 1, 4, 5 or 7 are conditioned upon the effectiveness of any other Proposals.

1.     Roche’s proposal to elect the independent candidates listed below to hold office until the 2015 annual meeting of Illumina stockholders:

(1) Bary Bailey	(2) Dwight Crane, Ph.D.
(3) Michael Griffith	(4) Jay Hunt

☐	FOR ALL CANDIDATES	☐	WITHHELD FROM ALL CANDIDATES

To withhold authority to vote for one or more of the candidates listed above, check the “FOR ALL CANDIDATES” box above and write the candidate(s) name(s) for whom your vote is being withheld in the space below

For all candidates except those written above

		FOR	AGAINST	ABSTAIN

2.	Ratification of the appointment of Ernst & Young LLP as Illumina’s independent registered public accounting firm.	☐	☐	☐

		FOR	AGAINST	ABSTAIN

3.	Approval, on an advisory basis, of the executive compensation of Illumina’s named executive officers.	☐	☐	☐
		FOR	AGAINST	ABSTAIN

4.	Roche’s proposal to amend Illumina’s bylaws to increase the size of the board of directors by two members from nine directors to eleven directors.	☐	☐	☐

		FOR	AGAINST	ABSTAIN

5.	Roche’s proposal to amend Illumina’s bylaws to authorize only stockholders to fill newly created directorships on the board of directors.	☐	☐	☐

6.

Roche’s proposal to elect the independent candidates listed below to fill newly created directorships on the board of directors that would result from the increase in the size of the board of directors pursuant to Proposal 2:

(1) Earl (Duke) Collier, Jr	(2) David Dodd

☐	FOR ALL CANDIDATES	☐	WITHHELD FROM ALL CANDIDATES

To withhold authority to vote for one or more of the candidates listed above, check the “FOR ALL CANDIDATES” box above and write the candidate(s) name(s) for whom your vote is being withheld in the space below

For all candidates except those written above

		FOR	AGAINST	ABSTAIN

7.	Roche’s proposal to amend Illumina’s bylaws to repeal any amendments to the bylaws that were adopted by the board of directors without stockholder approval after April 22, 2010.	☐	☐	☐

Please sign and date this proxy and return it promptly.

Please sign exactly as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

, 2012
Stockholder Signature	Date

Title

, 2012
Stockholder (Joint Owner) Signature	Date

Title